As filed with the Securities and Exchange Commission on June 18, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

POTOMAC ELECTRIC POWER COMPANY

(Exact name of registrant as specified in its charter)

DISTRICT OF COLUMBIA **VIRGINIA** (State or other jurisdiction of incorporation or organization)	**53-0127880** (I.R.S. Employer Identification Number)

701 Ninth Street, N.W.
Washington, D.C. 20068
(202) 872-2000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

ELLEN SHERIFF ROGERS
Secretary and Assistant Treasurer
Potomac Electric Power Company
701 Ninth Street, N.W.
Washington, D.C. 20068
(202) 872-3526

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

D. MICHAEL LEFEVER
Covington & Burling
1201 Pennsylvania Avenue, N.W.
Washington, D.C. 20004
(202) 662-6000

Approximate date of commencement of proposed sale to the public:
From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)(3)	Amount of Registration Fee
Senior Notes		
First Mortgage Bonds		
Medium Term Notes		
Preferred Stock, par value $50		
Total	$750,000,000	$60,675

(1)   Includes an indeterminate principal amount or number of senior notes, first mortgage bonds, medium term notes and shares of preferred stock, provided that in no event will the aggregate initial price of all senior notes, first mortgage bonds, medium term notes and shares of preferred stock sold under this registration statement exceed $750,000,000. If any such securities are issued at an original issue discount, then the aggregate initial offering price as so discounted shall not exceed $750,000,000 notwithstanding that the stated principal amount of such securities may exceed such amount.

(2)   Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. The proposed maximum initial offering price per security will be determined from time to time by the registrant in connection with the issuance of the securities.

(3)   Exclusive of accrued interest on senior notes, first mortgage bonds and medium term notes, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 18, 2003

PROSPECTUS

$750,000,000

Potomac Electric Power Company

Senior Notes
First Mortgage Bonds
Medium Term Notes
Preferred Stock

By this prospectus, we may offer these securities from time to time in one or more series with an aggregate offering price not to exceed $750,000,000. We will provide you with specific information about the offering and the terms of these securities in supplements to this prospectus. You should read this prospectus and the relevant prospectus supplement carefully before you invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is , 2003.

TABLE OF CONTENTS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. You should rely only on the information we have provided or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with additional or different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus or any prospectus supplement is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may from time to time sell any combination of the securities described in this prospectus in one or more offerings up to a total amount of $750,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and the relevant prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

For more detailed information about the securities, you can also read the exhibits to the registration statement. The exhibits have been either filed with the registration statement or incorporated by reference to earlier SEC filings listed in the registration statement.

In this prospectus, unless the context indicates otherwise, the words "Pepco," "the company," "we," "our," "ours" and "us" refer to Potomac Electric Power Company and its consolidated subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC's web site at *http://www.sec.gov*. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain further information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

This prospectus is part of a registration statement on Form S-3 filed with the SEC under the Securities Act of 1933, as amended. It does not contain all of the information that is important to you. You should read the registration statement for further information about us and the securities. Statements contained in this prospectus concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the SEC highlight selected information, and in each instance reference is made to the copy of the document filed.

The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and may supersede this information. We incorporate by reference the documents listed below that we have filed with the SEC and any future filing that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, from the date of filing of the initial registration statement until we sell all of the securities.

- Our Annual Report on Form 10-K for the year ended December 31, 2002; and

- Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

If you request copies of any of the documents incorporated by reference, we will send you the copies you requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to Potomac Electric Power Company, 701 Ninth Street, N.W., Washington, D.C. 20068, attention: Corporate Secretary. The telephone number is (202) 872-2900.

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus and incorporated by reference into this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include declarations regarding our or our management's intents, beliefs and current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

The forward-looking statements contained and incorporated by reference herein are qualified in their entirety by reference to the following important factors, which are difficult to predict, contain uncertainties, are beyond our control and may cause actual results to differ materially from those contained in forward-looking statements:

- Prevailing governmental policies and regulatory actions affecting the energy industry, including with respect to allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power expenses, and present or prospective wholesale and retail competition (including but not limited to retail wheeling and transmission costs);

- Changes in and compliance with environmental and safety laws and policies;

- Weather conditions;

- Population growth rates and demographic patterns;

- Competition for retail and wholesale customers;

- General economic conditions, including potential negative impacts resulting from an economic downturn;

- Growth in demand, sales and capacity to fulfill demand;

- Changes in tax rates or policies or in rates of inflation;

- Changes in project costs;

- Unanticipated changes in operating expenses and capital expenditures;

- Capital market conditions;

- Restrictions imposed by the Public Utility Holding Company Act of 1935, which we refer to as "PUHCA";

- Legal and administrative proceedings (whether civil or criminal) and settlements that influence our business and profitability;

- Pace of entry into new markets;

- Trading counterparty credit risk;

- Ability to secure electric and natural gas supply to fulfill sales commitments at favorable prices;

- Volatility in market demand and prices for energy, capacity and fuel;

- Interest rate fluctuations and credit market concerns; and

- Effects of geopolitical events, including the threat of domestic terrorism.

Any forward-looking statements speak only as of the date of this prospectus or any prospectus supplement, and we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statements are made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of such factors, nor can we assess the impact of any such factor on our business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statements. The foregoing review of factors should not be construed as exhaustive.

POTOMAC ELECTRIC POWER COMPANY

We are a wholly owned subsidiary of Pepco Holdings, Inc., a registered holding company under PUHCA. We are engaged in the transmission and distribution of electricity in Washington, D.C. and major portions of Prince George's and Montgomery Counties in suburban Maryland. As of March 31, 2003, we delivered electricity to approximately 723,000 customers. Under settlements entered into with regulatory authorities, we currently are required to provide default electricity supply (which we refer to as "standard offer service") at specified rates to customers in Maryland until July 2004 and to customers in Washington, D.C. until February 2005. Under a full requirements contract entered into in 2000 in connection with the purchase by Mirant Corporation of substantially all of our electricity generation assets, Mirant is obligated to supply us with all of the capacity and energy needed to fulfill these standard offer service obligations at fixed prices that are lower than currently approved tariff rates that we charge for providing such service. The profit is shared with our retail customers. If Mirant were to fail to fulfill its supply obligations, we would be required to seek one or more alternative sources of supply, which may include entry into long-term or short-term agreements, purchases on the spot market or a combination of such sources. A failure by Mirant could have a material adverse effect on our results of operations until the earlier of (i) the replacement of the Mirant supply with alternative sources of electricity on comparable terms and (ii) the expiration of our specified rate standard offer service obligations; however, we do not believe that a Mirant default would have a material adverse impact on our financial position.

In April 2003, the Maryland Public Service Commission approved a settlement to extend the provision of standard offer service that allows local utilities to continue to supply customers with electricity after existing rate caps/freezes expire in July 2004 at market prices. The ruling requires us to provide standard offer service at market rates to all Maryland residential customers from July 2004 through May 2008. There are no minimum stay provisions for such residential customers; therefore, they may stop and resume standard offer service at any time. We will obtain power for the market rate standard offer service through a competitive wholesale bidding process.

Our headquarters are located at 701 Ninth Street, N.W., Washington, D.C. 20068, and our telephone number is (202) 872-2000.

USE OF PROCEEDS

Unless otherwise set forth in a prospectus supplement, we will use the net proceeds from the sale of the securities offered by this prospectus for general corporate purposes, which may include the repayment of debt or the redemption of securities.

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Set forth below is our ratio of earnings to fixed charges and ratio of earnings to fixed charges and preferred stock dividends for the three months ended March 31, 2003 and for each year in the five-year period ended December 31, 2002.

	Three Months Ended March 31, 2003	Twelve Months Ended December 31,				
		2002	2001	2000	1999	1998
Ratio of Earnings to Fixed Charges	2.30x	2.73x	2.44x	3.78x	2.58x	2.49x
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	2.13x	2.57x	2.35x	3.63x	2.46x	2.32x

For purposes of calculating the ratio of earnings to fixed charges, earnings consist of net income, plus taxes based on income, plus fixed charges, which consist of interest expense, distributions on Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust and interest factor in rentals, less subsidiary capitalized interest. Our ratio of earnings to fixed charges and ratio of earnings to fixed charges and preferred stock dividends for the three months ended March 31, 2003 includes only our results. Our ratio of earnings to fixed charges and ratio of earnings to fixed charges and preferred stock dividends for the year ended December 31, 2002 include our results for the entire year and our former subsidiaries' results, Potomac Capital Investment Corporation and Pepco Energy Services, Inc., for the seven month period ended July 31, 2002. Periods prior to 2002 consist of our and these former subsidiaries' results for the full year. Accordingly, certain periods presented herein are not comparable.

DESCRIPTION OF SENIOR NOTES

The following description of the senior notes sets forth certain general terms and provisions of senior notes that we may offer pursuant to this prospectus. The particular terms of any senior notes and the extent, if any, to which these general provisions will not apply to such senior notes will be described in the prospectus supplement relating to the senior notes.

The senior notes will be issued in one or more series under the indenture, dated as of   , 2003, between us and The Bank of New York, as trustee. In this prospectus we refer to this indenture as the senior indenture and the trustee under the senior indenture as the senior trustee. The statements set forth below include brief summaries of certain provisions contained in the senior indenture. These summaries do not purport to be complete and are qualified in their entirety by reference to the senior indenture, the form of which is filed as an exhibit to the registration statement of which this prospectus is a part.

General

Until the release date described below, each series of senior notes offered by this prospectus will be secured by a corresponding series of our first mortgage bonds. See "Security; Release Date" below. In addition to the senior notes offered by this prospectus, the senior indenture provides that we may issue other senior notes from time to time under the senior indenture without limitation as to aggregate principal amount. However, until the release date, the amount of senior notes that we may issue under the senior indenture cannot exceed the aggregate principal amount of first mortgage bonds that we are able to issue under the mortgage. See "Description of First Mortgage Bonds - Issuance of Additional First Mortgage Bonds" below.

The relevant prospectus supplement will describe the terms of the senior notes being offered, including:

- the title of the senior notes;

- any limit on the aggregate principal amount of the senior notes;

- the date or dates on which the principal of and any premium on the senior notes will be payable;

- the rate or rates at which the senior notes will bear interest, if any;

- the currency or currency unit of payment if other than United States dollars;

- the date from which interest, if any, on the senior notes will accrue, the dates on which interest, if any, will be payable, the date on which payment of interest, if any, will commence, and the record dates for any interest payments;

- our right, if any, to extend interest payment periods and the duration of any extension;

- any redemption, repayment or sinking fund provisions;

- the place or places where the principal of and any premium and interest on the senior notes will be payable;

- the denominations in which the senior notes will be issuable;

- the index, if any, with reference to which the amount of principal of or any premium or interest on the senior notes will be determined;

- any addition to or change in the events of default set forth in the senior indenture applicable to the senior notes and any change in the right of the senior trustee or the holders to declare the principal amount of the senior notes due and payable;

- any addition to or change in the covenants set forth in the senior indenture; and

- any other terms of the senior notes not inconsistent with the provisions of the senior indenture.

The senior indenture does not contain any covenants or other provisions that specifically are intended to afford holders of the senior notes special protection in the event of a highly leveraged transaction.

Security; Release Date

General

Until the release date, the payment of principal of, and any premium and interest on, each series of senior notes offered by this prospectus and the accompanying prospectus supplement will be secured by a corresponding series of first mortgage bonds issued under the mortgage described below and held by the senior trustee. See "Description of First Mortgage Bonds" below. In this prospectus we refer to first mortgage bonds held by the senior trustee as security for senior notes as collateral bonds. At any time after all first mortgage bonds issued and outstanding under the mortgage, other than collateral bonds, have been retired through payment or redemption (including first mortgage bonds "deemed to have been paid" within the meaning of Article XVI of the mortgage), so long as no default or Event of Default has occurred and is continuing under the senior indenture and certain other requirements are met, the senior trustee will surrender all collateral bonds to us on a date specified by us. We refer to this date as the release date. After the release date, the senior notes will cease to be secured by collateral bonds and will become our unsecured general obligations. (Senior Indenture, Section 1303)

Delivery of Collateral Bonds

Simultaneously with or prior to the issuance of each series of senior notes, we will issue and deliver to the senior trustee, for the benefit of the holders of the senior notes of that series, collateral bonds registered in the name of the senior trustee

- in an aggregate principal amount equal to or exceeding the aggregate principal amount of the senior notes of such series,

- with a stated maturity date that is the same as the stated maturity date of the senior notes of such series,

- bearing an interest rate equal to the interest rate borne by the senior notes of such series,

   having interest payment dates that are the same as the interest payment dates of the senior notes of such series,

- with the same redemption provisions, if any, as the senior notes of such series (in addition to those described below under "Description of First Mortgage Bonds - Mandatory Redemption"), and

- in all other material respects conforming as nearly as is practicable to the terms of the senior notes of such series.

(Senior Indenture, Section 1302)

Until the release date, the collateral bonds delivered to the senior trustee will be held in trust by the senior trustee for the equal and proportionate benefit and security of the holders from time to time of the corresponding series of senior notes, and shall serve as security for

- the full and prompt payment of the principal of and premium, if any, on the corresponding series of senior notes when and as the same shall become due in accordance with the terms and provisions of the senior notes and the senior indenture, whether at stated maturity or by declaration of acceleration, call for redemption or otherwise and

- the full and prompt payment of interest on such senior notes when and as the same shall become due in accordance with the terms and provisions of the senior notes and the senior indenture.

(Senior Indenture, Section 1303)

Each series of senior notes will be secured by only one corresponding series of collateral bonds, and each such series of collateral bonds will secure only that series of senior notes. (Senior Indenture, Section 1302)

Payment of Principal, Premium and Interest on Collateral Bond

Our obligation to make any payment of principal of, or premium, if any, or interest on, any collateral bonds will be deemed to be satisfied and discharged to the extent that payment of the principal of, or premium, if any, or interest on, the senior notes secured by such collateral bonds has been made or otherwise discharged by us. (Senior Indenture, Section 1305)

Restrictions on Transfer of Collateral Bonds

Except as required to effect an assignment of its rights and obligations under the senior indenture to a successor trustee and except for the release of the collateral bonds to us or the mortgage trustee in accordance with the senior indenture, the senior trustee may not transfer any collateral bonds held by it as security for senior notes. (Senior Indenture, Section 1307)

Redemption of Collateral Bonds

The collateral bonds securing any series of senior notes will be redeemable upon the acceleration of maturity of the related series of senior notes as the result of any Event of Default under the senior indenture (if the maturity of such collateral bonds has not already been accelerated), at a redemption price equal to the principal amount of such collateral bonds, plus accrued and unpaid interest thereon to the date of the redemption demand. (Senior Indenture, Section 1302; Part III, Section 2, of the Collateral Bond Supplemental Indenture) In such event, the senior trustee is required under the senior indenture to file with us a demand for redemption of the collateral bonds. (Senior Indenture, Section 802)

Effect of Release Date

After the release date, the senior notes will cease to be secured by the collateral bonds and the senior trustee is required to surrender to us or the mortgage trustee all collateral bonds then held by it. (Senior Indenture, Sections 1303 and 1308) The senior trustee is required to provide notice to all holders of senior notes of the occurrence of the release date. (Senior Indenture, Section 1308)

Release of Security Prior to Release Date

The senior indenture permits us to reduce, prior to the release date, the aggregate principal amount of a series of collateral bonds securing a series of senior notes to the extent that we pay or provide for the payment, in whole or part, of the principal of such senior notes. In no event may the principal amount of collateral bonds pledged to the senior trustee as security for the senior notes of any series be reduced prior to the release date to an amount less than the aggregate principal amount of the outstanding senior notes of such series. (Senior Indenture, Section 1308)

Voting of Collateral Bonds

At any meeting of the holders of any series of collateral bonds, or if the consent of holders of such series of collateral bonds is sought without a meeting, the senior trustee is required to vote all collateral bonds of such series then held by it, or to grant or withhold its consent with respect thereto, as the senior trustee determines to be in the best interests of the holders of the corresponding series of senior notes, unless the senior trustee is directed otherwise by the holders of not less than a majority in aggregate principal amount of such series of senior notes. In exercising such responsibilities, the senior trustee may solicit instructions from the holders of any series of senior notes and, if so, shall vote or shall grant or withhold its consent with respect to the collateral bonds as directed by the holders of a majority in aggregate principal amount of the senior notes.

However, the senior indenture provides that (i) the senior trustee shall be deemed to have voted all collateral bonds in favor of, or granted its consent with respect to, and (ii) each holder of senior notes shall be deemed to have instructed the senior trustee to vote in favor of or grant its consent to, the following amendments to the mortgage:

- an amendment allowing us, at our election, to reduce the amount of cash required to be deposited with the mortgage trustee to obtain the release of any property from the lien of the mortgage by an amount equal to the principal amount of first mortgage bonds that we would be entitled to have authenticated and delivered by the mortgage trustee at the time of such release on the basis of the net bondable value of property additions (as more fully described below under "Description of First Mortgage Bonds - Release of Property") and

- an amendment providing that any moneys held by the mortgage trustee as part of the trust estate under the mortgage will be paid to us by the mortgage trustee upon our order in an amount equal to the principal amount of first mortgage bonds that we would be entitled to have authenticated and delivered by the mortgage trustee at the time of such order on the basis of the net bondable value of property additions (as more fully described below under "Description of First Mortgage Bonds - Withdrawal of Cash Deposited with Mortgage Trustee"). (Senior Indenture, Section 1306)

Limitations on Liens and Sale and Leaseback Transactions After Release Date

The senior indenture provides that, so long as any senior notes are outstanding, after the release date we will not issue, assume, guarantee or permit to exist any Indebtedness secured by any Lien on any Operating Property that we now own or hereafter acquire (which is referred to in the senior indenture as "Secured Debt"), without either

- effectively securing the senior notes equally and ratably with such Indebtedness (but only so long as such Indebtedness is so secured) or

- delivering to the senior trustee bonds, notes or other evidences of indebtedness secured by the Lien which secures such Indebtedness in an aggregate principal amount equal to the aggregate principal amount of the senior notes then outstanding and meeting certain other requirements set forth in the senior indenture.

However, this restriction will not apply to:

- Liens on Operating Property, other than the mortgage, existing on the date of the senior indenture;

- any Lien existing on Operating Property existing at the time we acquire it, provided that (i) the Lien is not created in contemplation of or in connection with such acquisition and (ii) the Lien does not extend to any of our other property or assets;

- Liens on property of a corporation existing at the time such corporation is merged into or consolidated with us; provided that (i) the Lien is not created in contemplation of or in connection with such transaction and (ii) the Lien does not extend to any of our other property or assets;

- Liens on any Operating Property that we acquire, construct or improve, if the Liens are created or incurred within 18 months after the acquisition, construction or improvement to secure or provide for the payment of any part of the purchase price of such Operating Property or the cost of such construction or improvement, including carrying costs; provided that the Liens do not apply to any of our other property;

- Liens in favor of any state or the District of Columbia or any department, agency, or instrumentality or political subdivision thereof, or for the benefit of holders of securities issued by any such entity (or providers of credit enhancement with respect to such securities), to secure any Indebtedness incurred to finance all or part of the purchase price or the cost of constructing, developing, or substantially repairing, altering, or improving any Operating Property;

- extensions, renewals and replacements of Liens described above, provided that any such extension, renewal or replacement Lien is limited to the property or assets covered by the Lien extended, renewed or replaced and the obligations secured by any such extension, renewal or replacement Lien are in an amount not greater than the amount of the obligations secured by the Lien extended, renewed or replaced; and

- Liens on Operating Property resulting from any Sale and Leaseback Transaction as described below.

The senior indenture also provides that, so long as any senior notes are outstanding, after the release date we will not enter into or permit to exist any Sale and Leaseback Transaction, except this restriction will not prevent us from entering into or permitting to exist:

- any Sale and Leaseback Transaction involving a lease with a term of four years or shorter;

- any Sale and Leaseback Transaction of a corporation existing at the time such corporation is merged into or consolidated with us and any extensions, renewals and replacements thereof;

- any Sale and Leaseback Transaction with respect to any Operating Property if such lease is entered into within 18 months after the later of the acquisition, completion of construction or commencement of operation of such Operating Property and any extensions, renewals and replacements thereof; and

- any Sale and Leaseback Transaction if, within 120 days after the effective date of the lease, we apply to the retirement of our Secured Debt an amount equal to the greater of (i) the net proceeds of the sale of the Operating Property leased in such Sale and Leaseback Transaction and (ii) the fair market value (as determined in good faith by our Board of Directors) of the Operating Property on any date within 90 days prior to the effective date of the lease, except that the amount we are required to apply to the retirement of Secured Debt will be reduced by the principal amount of any senior notes surrendered to the trustee for cancellation within 120 days after the effective date of the lease and the principal amount of Secured Debt, other than senior notes, we voluntarily retire within 120 days after the effective date of the lease.

In addition to the permitted Liens and Sale and Leaseback Transactions described above, the senior indenture permits us to incur Indebtedness secured by Liens on any Operating Property and enter into Sale and Leaseback Transactions so long as the aggregate amount of all Indebtedness secured by the Liens resulting from these transactions does not exceed the greater of:

- 15% of Tangible Assets as of the date of our most recent consolidated balance sheet filed with the SEC pursuant to the Exchange Act and

- 15% of Capitalization as shown on our most recent consolidated balance sheet filed with the SEC pursuant to the Exchange Act.

For purposes of this section of the prospectus:

"Indebtedness" means all of our outstanding indebtedness for money borrowed evidenced by notes, debentures, bonds or other securities or guarantees of any thereof and all of our Capital Lease obligations;

"Capital Lease" means any lease that has been or would be capitalized on our books in accordance with generally accepted accounting principles;

"Lien" means any mortgage, deed of trust, lien, pledge, encumbrance, charge or security interest in or on an asset and (ii) the interest of a vendor or a lessor under any conditional sale agreement, Capital Lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to an asset;

"Operating Property" means (i) any interest in real property we own and (ii) any asset we own that is depreciable in accordance with generally accepted accounting principles, excluding, in either case, any interest as lessee under a Capital Lease (except for a Capital Lease that results from a Sale and Leaseback Transaction);

"Sale and Leaseback Transaction" means any arrangement with any person or entity providing for the leasing to us of any property, which property prior to the leasing thereof to us was Operating Property and was sold by us to such person or entity; provided, however, Sale and Leaseback Transaction shall not include any arrangement entered into prior to the date of the senior indenture and shall not include any transaction pursuant to which we sell Operating Property to, and thereafter purchase energy or services from, any person or entity which transaction is ordered or authorized by any regulatory authority having jurisdiction over us or our operations or is entered into pursuant to any plan or program of industry restructuring ordered or authorized by any such regulatory authority;

"Tangible Assets" means the amount shown as total assets on our consolidated balance sheet, less all intangible assets, including, but without limitation, such items as goodwill, trademarks, trade names, patents, and unamortized debt discount and expense, all as determined by us in accordance with generally accepted accounting principles applicable to the type of business in which we are engaged; and

"Capitalization" means the total of all the following items appearing on, or included in, our consolidated balance sheet: (i) all liabilities for Indebtedness and (ii) common stock, preferred stock, hybrid preferred securities, premium on capital stock, capital surplus, capital in excess of par value, and retained earnings (however the foregoing may be designated), less, to the extent not otherwise deducted, the cost of shares of capital stock that we hold in our treasury.

(Senior Indenture, Sections 608 and 609)

Global Securities

We may issue registered senior notes of any series in the form of one or more fully registered global senior notes, each of which we refer to in this prospectus as a registered global security, that we will deposit with a depositary (or with a nominee of a depositary) identified in the prospectus supplement relating to such series and registered in the name of the depositary (or a nominee). In such a case, we will issue one or more registered global securities. The face of such registered global securities, will set forth the aggregate principal amount of the series of senior notes that such global registered securities represent. The depositary (or its nominee) will not transfer any registered global security unless and until it is exchanged in whole or in part for senior notes in definitive registered form, except that:

- the depositary may transfer the whole registered global security to a nominee;

- the depositary's nominee may transfer the whole registered global security to the depositary;

- the depositary's nominee may transfer the whole registered global security to another of the depositary's nominees; and

- the depositary (or its nominee) may transfer the whole registered global security to its (or its nominee's) successor.

Depositary Arrangements

We will describe the specific terms of the depositary arrangement with respect to any portion of a series of senior notes to be represented by a registered global security in the prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

Generally, ownership of beneficial interests in a registered global security will be limited to persons that have accounts with the depositary for such registered global security, which persons are referred to in this prospectus as participants, or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the senior notes represented by such registered global security that are beneficially owned by such participants.

Any dealers, underwriters or agents participating in the distribution of such senior notes will designate the accounts to credit. For participants, the depositary will maintain the only record of their ownership of a beneficial interest in the registered global security and they will only be able to transfer such interests through the depositary's records. For people who hold through a participant, the relevant participant will maintain such records for beneficial ownership and transfer. The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. These restrictions and such laws may impair the ability to own, transfer or pledge beneficial interests in registered global securities.

So long as the depositary (or its nominee) is the record owner of a registered global security, such depositary (or its nominee) will be considered the sole owner or holder of the senior notes represented by such registered global security for all purposes under the senior indenture. Except as set forth below, owners of beneficial interests in a registered global security will not be entitled to have the senior notes represented by such registered global security registered in their names, and will not receive or be entitled to receive physical delivery of such senior notes in definitive form and will not be considered the owners or holders under the senior indenture. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the senior indenture. We understand that under existing industry practices, if we request any action of holders, or if any owner of a beneficial interest in a registered global security desires to give or take any action allowed under the senior indenture, the depositary would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instruction of beneficial owners holding through them.

Interest and Premium

Payments of principal, premium, if any, and any interest on senior notes represented by a registered global security registered in the name of a depositary (or its nominee) will be made to the depositary (or its nominee) as the registered owner of such registered global security. We and our agents will have no responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in any registered global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests, and neither will the trustee and its agents.

We expect that the depositary for any senior notes represented by a registered global security, upon receipt of any payment of principal, premium, if any, or any interest in respect of such registered global security, will promptly credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such registered global security as shown on the depositary's records. We also expect that payments by participants to owners of beneficial interests in such registered global security held through such participants will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

Withdrawal of Depositary

If the depositary for any senior notes represented by a registered global security notifies us that it is unwilling or unable to continue as depositary or ceases to be eligible as a depositary under applicable law, and a successor depositary is not appointed within 90 days, or if a default or Event of Default has occurred, senior notes in definitive form will be issued in exchange for the relevant registered global security. In addition, we may at any time and in our sole discretion determine not to have any of the senior notes of a series represented by one or more registered global securities and, in such event, senior notes of such series in definitive form will be issued in exchange for all of the registered global security or registered global securities representing such senior notes. Any senior notes issued in definitive form in exchange for a registered global security will be registered in such name or names that the depositary gives to the trustee. We expect that such instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in such registered global security. (Senior Indenture, Section 305)

Payment and Paying Agents

Unless the relevant prospectus supplement indicates otherwise, payment of interest on a senior note on any interest payment date will be made to the person in whose name such senior note is registered at the close of business on the regular record date for such interest payment. If there has been a default in the payment of interest on any senior note, the defaulted interest may be paid to the holder of such senior note as of the close of business on a special record date no less than 10 nor more than 15 days before the date established by us for proposed payment of such defaulted interest or in any other manner permitted by any securities exchange on which that senior note may be listed, if the senior trustee finds it practicable. (Senior Indenture, Section 307)

Unless the relevant prospectus supplement indicates otherwise, principal of, premium, if any, and any interest on the senior notes will be payable at the office of the paying agent designated by us. However, we may elect to pay interest by check mailed to the address of the person entitled to such payment at the address appearing in the security register. Unless otherwise indicated in the relevant prospectus supplement, the corporate trust office of the senior trustee in the City of New York will be designated as our sole paying agent for payments with respect to senior notes of each series. Any other paying agents initially designated by us for the senior notes of a particular series will be named in the relevant prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in each place of payment for the senior notes of a particular series. (Senior Indenture, Section 602)

All moneys paid by us to a paying agent for the payment of the principal of, premium, if any, or any interest on any senior note which remain unclaimed for two years after such principal, premium or interest has become due and payable will be repaid to us, and the holder of such senior note thereafter may look only to us for payment. (Senior Indenture, Section 603)

Registration and Transfer

If senior notes at any time are issued otherwise than as registered global securities, the transfer of the senior notes may be registered, and senior notes may be exchanged for other senior notes of the same series, of authorized denominations and with the same terms and aggregate principal amount, at the offices of the senior trustee. We may change the place for registration of transfer and exchange of the senior notes and designate additional places for registration of transfer and exchange. (Senior Indenture, Section 602)

No service charge will be made for any transfer or exchange of the senior notes. However, we may require payment to cover any tax or other governmental charge that may be imposed in connection with any transfer or exchange. We will not be required to register the transfer of, or to exchange, the senior notes of any series during the 15 days prior to the date on which notice of redemption of any senior notes of that series is mailed or any senior note that is selected for redemption. (Senior Indenture, Section 305)

Defeasance

The senior indenture provides that we may defease and be discharged from all obligations with respect to the senior notes and the senior indenture ("legal defeasance") or be released from our obligations under certain covenants under the senior indenture with respect to the senior notes such that our failure to comply with the defeased covenants will not constitute an Event of Default ("covenant defeasance"). Following a legal defeasance of a series of senior notes, payment of those senior notes may not be accelerated because of an Event of Default. Following a covenant defeasance of a series of senior notes, payment of those senior notes may not be accelerated because of an Event of Default caused by our failure to comply with the defeased covenants or an Event of Default relating to our bankruptcy, insolvency or reorganization.

We may effect a legal defeasance or a covenant defeasance by

(i)   irrevocably depositing in trust with the senior trustee money or Eligible Obligations (which are defined in the senior indenture and principally consist of obligations of, or guaranteed by, the United States) or a combination of money and Eligible Obligations, which will be sufficient to pay when due the principal of, and any premium and interest on, the senior notes and

(ii)   satisfying certain other conditions specified in the senior indenture.

We may not effect a legal defeasance or a covenant defeasance unless we deliver to the senior trustee an opinion of counsel to the effect that the holders of the affected senior notes will

(i)   not recognize income, gain or loss for United States federal income tax purposes as a result of the legal defeasance or the covenant defeasance and

(ii)   be subject to United States federal income tax on the same amounts, in the same manner and at the same times as if the legal defeasance or covenant defeasance had not occurred.

In the case of legal defeasance, such opinion must be based upon a change in law or a ruling of the Internal Revenue Service. (Senior Indenture, Article Seven)

Consolidation, Merger and Sale of Assets

Under the terms of the senior indenture, we may not consolidate with or merge into any other entity or convey, transfer or lease our properties and assets as, or substantially as, an entirety to any entity, unless:

(i)   The surviving or successor entity is organized and validly existing under the laws of the United States, a state of the United States or the District of Columbia and it expressly assumes our obligations on all senior notes under the senior indenture and, if such transaction occurs prior to the release date, our obligations on collateral bonds securing any series of senior notes;

(ii)   In the case of a lease, such lease is made expressly subject to termination at any time during the continuance of an Event of Default, by (a) us or the senior trustee and (b) the purchaser of the property so leased at any sale thereof under the senior indenture, whether the sale be made under any power of sale conferred by the senior indenture or pursuant to judicial proceedings;

(iii)   Immediately after giving effect to the transaction, no Event of Default under the senior indenture or no event which, after notice or lapse of time or both, would become an Event of Default shall have occurred and be continuing; and

(iv)   We shall have delivered to the senior trustee an officer's certificate and an opinion of counsel as provided in the senior indenture.

(Senior Indenture, Article Eleven)

Event of Default

The term "Event of Default," when used in the senior indenture with respect to any senior notes issued thereunder, means any of the following:

(i)   Failure to pay interest on such senior notes within 30 days after it is due;

(ii)   Failure to pay the principal of or any premium on any such senior notes when due;

(iii)   Failure to perform any other covenant in the senior indenture, other than a covenant that does not relate to such series of senior notes, that continues for 90 days after we receive written notice from the senior trustee, or we and the senior trustee receive a written notice from the holders of a majority in aggregate principal amount of the senior notes of that series; provided, however, that the 90 day period will be extended if we initiate corrective action within such period and diligently pursue such action;

(iv)   Events relating to our bankruptcy, insolvency or reorganization specified in the senior indenture; or

(v)   Prior to the release date, the occurrence and continuation of an "event of default" under Article IX, Section 1, of the mortgage, which we refer to as a mortgage default.

(Senior Indenture, Section 801)

An Event of Default for a particular series of senior notes does not necessarily constitute an Event of Default for any other series of senior notes issued under the senior indenture. The senior trustee may withhold notice to the holders of senior notes of any default, except default in the payment of principal or interest, if it considers the withholding of notice to be in the interests of the holders.

Remedies

If an Event of Default under the senior indenture for any series of senior notes occurs and continues other than as a result a mortgage default, the senior trustee or the holders of a majority in aggregate principal amount of all the senior notes of the series may declare the entire principal amount of all the senior notes of that series, together with

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accrued interest, to be due and payable immediately. However, if the Event of Default is applicable to all outstanding senior notes under the senior indenture, only the trustee or holders of a majority in aggregate principal amount of all outstanding senior notes of all series, voting as one class, and not the holders of any one series, may make that declaration of acceleration. (Senior Indenture, Sections 802(a) and 802(b))

In the case of an Event of Default under the senior indenture resulting from a mortgage default, the senior notes will become due and payable only upon the acceleration of the collateral bonds in accordance with the terms of the mortgage. (Senior Indenture, Section 802(c))

There is no automatic acceleration of the senior notes, even in the event of our bankruptcy, insolvency or reorganization. (Senior Indenture, Section 802)

At any time after a declaration of acceleration with respect to the senior notes of any series has been made and before a judgment or decree for payment of the money due has been obtained, the Event of Default under the senior indenture giving rise to the declaration of acceleration will be considered waived, and the declaration and its consequences will be considered rescinded and annulled, if:

(i)   We have paid or deposited with the senior trustee a sum sufficient to pay:

     (a)   all matured installments of interest on all senior notes of the series;

     (b)   the principal of and premium, if any, on any senior notes of the series which have become due otherwise than by acceleration;

     (c)   interest on overdue interest (to the extent allowed by law) and on principal and any premium which have become due otherwise than by acceleration at the prescribed rates, if any, set forth in such senior notes; and

     (d)   all amounts due to the trustee under the senior indenture; and

(ii)   Any other Event of Default under the senior indenture with respect to the senior notes of that series (other than the nonpayment of principal that has become due solely by declaration of acceleration) has been cured or waived as provided in the senior indenture.

The waiver or cure of any mortgage default and the rescission and annulment of its consequences in accordance with the terms of the mortgage also will constitute an automatic waiver of the corresponding Event of Default under the senior indenture and an automatic rescission and annulment of the consequences thereunder, provided that all other applicable conditions specified above shall have been satisfied. (Senior Indenture, Section 802(c))

The senior trustee is not obligated to exercise any of its rights or powers under the senior indenture at the request, order or direction of any of the holders, unless the holders offer the senior trustee a reasonable indemnity. (Senior Indenture, Section 903) If they provide this reasonable indemnity, the holders of a majority in principal amount of any series of senior notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the senior trustee or exercising any power conferred upon the senior trustee, including the exercise by the senior trustee of the powers possessed by the senior trustee as holder of the collateral bonds securing such series of senior notes. However, if the Event of Default under the senior indenture relates to more than one series, only the holders of a majority in aggregate principal amount of all affected series will have the right to give this direction. (Senior Indenture, Section 812) The senior trustee is not obligated to comply with directions that conflict with law or other provisions of the senior indenture.

No holder of senior notes of any series will have any right to institute any proceeding under the senior indenture, or for any remedy under the senior indenture, unless:

(i)   The holder has previously given to the senior trustee written notice of a continuing Event of Default under the senior indenture;

(ii)   The holders of a majority in aggregate principal amount of the outstanding senior notes of all series in respect of which an Event of Default under the senior indenture shall have occurred and be continuing have made a written request to the senior trustee, and have offered reasonable indemnity to the senior trustee, to institute proceedings; and

(iii)   The senior trustee has failed to institute any proceeding for 60 days after notice.

In addition, no holder of senior notes will have any right to institute any action under the senior indenture to disturb or prejudice the rights of any other holder of senior notes. (Senior Indenture, Section 807)

However, these limitations do not apply to a suit by a holder of a senior note for payment of the principal, premium, if any, or interest on the senior note on or after the applicable due date. (Senior Indenture, Section 808)

We will provide to the senior trustee an annual statement by an appropriate officer as to our compliance with all conditions and covenants under the senior indenture. (Senior Indenture, Section 606)

Modification and Waiver

Without the consent of any holder of senior notes issued under the senior indenture, we and the senior trustee may enter into one or more supplemental indentures for any of the following purposes:

(i)   To evidence the assumption by any permitted successor of our covenants in the senior indenture and in the senior notes;

(ii)   To add to our covenants or to surrender any of our rights or powers under the senior indenture;

(iii)   To add additional events of default under the senior indenture;

(iv)   To change, eliminate or add any provision to the senior indenture; provided, however, that, if the change will adversely affect the interests of the holders of senior notes of any series in any material respect, the change, elimination or addition will become effective only:

    (a)   when the consent of the holders of senior notes of such series has been obtained in accordance with the senior indenture; or

    (b)   when no senior notes of the affected series remain outstanding under the senior indenture;

(v)   To provide collateral security for all but not part of the senior notes;

(vi)   To establish the form or terms of senior notes of any series as permitted by the senior indenture;

(vii)   To provide for the authentication and delivery of bearer securities;

(viii)   To evidence and provide for the acceptance of appointment of a successor trustee;

(ix)   To provide for the procedures required for use of a noncertificated system of registration for the senior notes of all or any series;

(x)   To change any place where principal, premium, if any, and interest shall be payable, senior notes may be surrendered for registration of transfer or exchange, and notices to us may be served;

(xi)   To cure any ambiguity or inconsistency or to make any other provisions with respect to matters and questions arising under the senior indenture; provided that the action does not adversely affect the interests of the holders of senior notes of any series in any material respect; or

(xii)   To modify, eliminate or add to the provisions of the senior indenture to such extent as shall be necessary to effect the qualification of the senior indenture under the Trust Indenture Act of 1939 and to add to the senior indenture such other provisions as may be expressly required under the Trust Indenture Act. (Senior Indenture, Section 1201)

The holders of at least a majority in aggregate principal amount of the senior notes of all series then outstanding may waive our compliance with some restrictive provisions of the senior indenture. (Senior Indenture, Section 607) The holders of not less than a majority in principal amount of the outstanding senior notes of any series may waive any past default under the senior indenture with respect to that series, except a default in the payment of principal, premium, if any, or interest and certain covenants and provisions of the senior indenture that cannot be modified or be amended without the consent of the holder of each outstanding senior note of the series affected. (Senior Indenture, Section 813)

If any provision of the senior indenture limits, qualifies or conflicts with a provision of the Trust Indenture Act that is required under the Trust Indenture Act to be a part of and govern the senior indenture, the provision of the Trust Indenture Act will control. If any provision of the senior indenture modifies or excludes any provision of the Trust Indenture Act that may be so modified or excluded, the provision of the Trust Indenture Act will be deemed to apply to the senior indenture as so modified or to be excluded. (Senior Indenture, Section 108)

The consent of the holders of a majority in aggregate principal amount of the senior notes of all series then outstanding is required for all other modifications to the senior indenture. However, if less than all of the series or tranches of senior notes outstanding are directly affected by a proposed supplemental indenture, the consent only of the holders of a majority in aggregate principal amount of all series or tranches, as the case may be, that are directly affected, considered as one class, will be required. No such amendment or modification may:

(i)   Change the stated maturity of the principal of, or any installment of principal of or interest on, any senior note, or reduce the principal amount of any senior note or its rate of interest or change the method of calculating the interest rate or reduce any premium payable upon redemption, or change the currency in which payments are made, or impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any senior note, without the consent of the holder;

(ii)   Reduce the percentage in principal amount of the outstanding senior notes of any series the consent of the holders of which is required for any supplemental indenture or any waiver of compliance with a provision of the senior indenture or any default thereunder and its consequences without the consent of all the holders of the series;

(iii)   Modify certain of the provisions of the senior indenture relating to supplemental indentures, waivers of some covenants and waivers of past defaults with respect to the senior notes of any series, without the consent of the holder of each outstanding senior note affected thereby; or

(iv)   Prior to the release date, impair the interest of the senior trustee hereunder in such collateral bonds, or reduce the principal amount of collateral bonds securing the senior notes of such series to an amount less than the principal amount of such senior notes outstanding, without the consent of all the holders of the series. (Senior Indenture, Section 1202)

A supplemental indenture which changes the senior indenture solely for the benefit of one or more particular series of senior notes, or modifies the rights of the holders of senior notes of one or more series, will not be deemed to affect the rights under the senior indenture of the holders of the senior notes of any other series.

The senior indenture provides, subject to certain exceptions, that senior notes owned by us or anyone else required to make payment on the senior notes shall be disregarded and considered not to be outstanding in determining whether the required holders have given a request or consent. (Senior Indenture, Section 101)

We may fix in advance a record date to determine the required number of holders entitled to give any request, demand, authorization, direction, notice, consent, waiver or other such act of the holders, but we shall have no obligation to do so. If we fix a record date, that request, demand, authorization, direction, notice, consent, waiver or other act of the holders may be given before or after that record date, but only the holders of record at the close of business on that record date will be considered holders for the purposes of determining whether holders of the required percentage of the outstanding senior notes have authorized or agreed or consented to the request, demand, authorization, direction, notice, consent, waiver or other act of the holders. For that purpose, the outstanding senior notes shall be computed as of the record date. Any request, demand, authorization, direction, notice, consent, election, waiver or other act of a holder will bind every future holder of the same senior notes and the holder of every senior note issued upon the registration of transfer of or in exchange of those senior notes. A transferee will be bound by acts of the senior trustee or us in reliance thereon, whether or not notation of that action is made upon the senior note. (Senior Indenture, Section 104)

Resignation of the Senior Trustee; Removal

The senior trustee may resign at any time by giving written notice to us, or the holders of a majority in principal amount of all series of senior notes then outstanding may remove the senior trustee at any time by giving written notice to us and the senior trustee. No resignation or removal of a senior trustee and no appointment of a successor senior trustee will be effective until the acceptance of appointment by a successor senior trustee. So long as no Event of Default or event which, after notice or lapse of time, or both, would become an Event of Default has occurred and is continuing and except with respect to a senior trustee appointed by act of the holders, if we have delivered to the senior trustee a resolution of our Board of Directors appointing a successor senior trustee and such successor has accepted the appointment in accordance with the terms of the senior indenture, the senior trustee will be deemed to have resigned, and the successor will be deemed to have been appointed as senior trustee in accordance with the senior indenture. (Senior Indenture, Section 910)

Notices

Notices to holders of senior notes will be given by mail to the addresses of such holders as they may appear in the security register for senior notes. (Senior Indenture, Section 106)

Title

We, the senior trustee and any agent of us or the senior trustee may treat the person in whose name senior notes are registered as the absolute owner thereof, whether or not the senior notes may be overdue, for the purpose of making payments and for all other purposes irrespective of notice to the contrary. (Senior Indenture, Section 308)

Governing Law

The senior indenture and the senior notes are governed by, and construed in accordance with, the laws of the State of New York. (Senior Indenture, Section 113)

DESCRIPTION OF FIRST MORTGAGE BONDS

The following description of the first mortgage bonds sets forth certain general terms and provisions of the first mortgage bonds that we may offer pursuant to this prospectus, which we refer to as new bonds, and the first mortgage bonds that we may issue and deliver to the senior trustee as collateral bonds to secure senior notes. The particular terms of any new bonds or collateral bonds and the extent, if any, to which these general provisions will not apply to such new bonds or collateral bonds will be described, as the case may be, in the prospectus supplement relating to the new bonds or the prospectus supplement relating to the senior notes that will be secured by the collateral bonds.

The new bonds and the collateral bonds will be issued in one or more series under the Mortgage and Deed of Trust, dated July 1, 1936, between us and The Bank of New York as trustee (as successor in such capacity to The Riggs National Bank of Washington, D.C.), as amended and supplemented and as further supplemented by a separate supplemental indenture each time new bonds or collateral bonds are issued. In this prospectus we refer to the Mortgage and Deed of Trust, as so amended and supplemented, as the mortgage, and we refer to the trustee under the mortgage as the mortgage trustee. The statements set forth below are brief summaries of certain provisions contained in the mortgage. These summaries do not purport to be complete and are qualified in their entirety by reference to the mortgage, which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. The form of supplemental indenture to be used in connection with each issuance of new bonds and the form of supplemental indenture to be used in connection with each issuance of collateral bonds are also filed as exhibits to the registration statement.

General - New Bonds

The relevant prospectus supplement will describe the terms of the new bonds being offered, including:

- the designation and aggregate principal amount of such new bonds;

- the date on which such new bonds will mature;

- the rate per annum at which such new bonds will bear interest, or the method of determining such rate;

- the dates on which such interest will be payable;

- any redemption terms; and

- other specific terms applicable to the new bonds not inconsistent with the provisions of the mortgage.

Payment of Principal and Interest.

We will pay principal, premium, if any, and interest on the new bonds in immediately available funds at the corporate trust office of The Bank of New York or at the office of any other paying agent that we may designate.

Registration and Transfer

We will issue the new bonds only in fully registered form without coupons. Unless the relevant prospectus supplement states otherwise, we will issue the new bonds in denominations of $1,000 or any integral multiple thereof.

So long as any first mortgage bonds remain outstanding, we must maintain an office or agency where holders can present or surrender the first mortgage bonds for payment or for transfer or exchange and where holders can serve notices and demands to or upon us. (Mortgage, Section 4, Article II; Section 4, Article IV) We have designated the corporate trust office of The Bank of New York in the City of New York as our agent for these purposes. We will not impose any charges for exchanges of the new bonds.

No Sinking Fund

Unless the relevant prospectus supplement states otherwise, there will be no improvement and sinking fund or any maintenance and replacement requirement or dividend restriction for the new bonds. There are no provisions of this type in the mortgage or in any supplemental indenture for any outstanding first mortgage bonds.

General - Collateral Bonds

The terms of any collateral bonds the are issued and delivered to the senior trustee as security for any series of senior notes will conform as nearly as practicable to the terms of such senior notes. See "Description of Senior Notes - Security; Release Date - Delivery of Collateral Bonds" above.

Highly Leveraged Transactions

The mortgage does not contain any covenants or other provisions that specifically are intended to afford holders of the new bonds or collateral bonds special protection in the event of a highly leveraged transaction.

Security

The new bonds and collateral bonds will be secured, together with all other first mortgage bonds now or hereafter issued under the mortgage, by a valid and direct first lien (subject to certain leases, permitted liens and other minor matters) on substantially all of our properties and franchises, other than the following:

- cash, accounts receivable and other liquid assets;

- securities (including securities evidencing investments in our subsidiaries);

- contracts, operating agreements and leases by us as lessor;

- equipment and materials not installed as part of our fixed property; and

- electric energy and other materials, merchandise or supplies produced or purchased by us for sale, distribution or use in the ordinary course of business.

The lien of the mortgage also extends to after-acquired property (other than the types of property described above), including property acquired as a result of a merger or consolidation. However, after-acquired property may be subject to liens existing or placed thereon at the time of acquisition and, in certain circumstances, to liens attaching to such property prior to the recording and/or filing of an instrument specifically describing such property as being subject to the lien of the mortgage.

Substantially all of our transmission and distribution lines of less than 230,000 volts, portions of our 230,000 and 500,000 volt transmission lines, and 11 of our substations are located on land owned by others or on public streets and highways.

The mortgage trustee has a lien prior to the lien of holders of first mortgage bonds on the mortgaged property to secure the payment of its reasonable compensation and expenses. (Mortgage, Section 2, Article XIII)

Issuance of Additional First Mortgage Bonds

Subject to the limitation described in the following paragraph, we may issue additional first mortgage bonds ranking equally with the new bonds and collateral bonds in an aggregate amount of up to:

(i)   60% of the net bondable value of property additions we have constructed or acquired after June 30, 1936 (except as described below), that (a) are not subject to a prior lien and (b) we have not already used as the basis for issuing first mortgage bonds, withdrawing cash or reducing the amount of cash required to be paid to the mortgage trustee;

(ii)   the amount of cash deposited with the mortgage trustee for such purpose (which we may thereafter withdraw on the same basis that additional first mortgage bonds are issuable under (i) and (iii), and if we do not withdraw it within three years, the cash must be used by the mortgage trustee to purchase or redeem outstanding first mortgage bonds); and

(iii)   the aggregate principal amount of previously issued first mortgage bonds that we have paid at maturity, redeemed or repurchased (other than with funds from the trust estate) and that we have not used as the basis for (a) the issuance of additional first mortgage bonds, (b) the withdrawal of cash from the trust estate or (c) the reduction of the amount of cash required to be paid to the mortgage trustee upon the release of property. In the mortgage these are called refundable bonds.

Property additions generally include property which is used or useful for the business of generating, transmitting or distributing electricity and is properly chargeable to fixed property accounts. The net bondable value of property additions is based on the cost or fair value to us (whichever is less) of new property, with deductions to adjust for, among other things, property retirements. So long as any new bonds or collateral bonds are outstanding, property additions constructed or acquired on or before December 31, 1946 may not be made the basis for the issue of first mortgage bonds, or the withdrawal of cash, or the reduction of cash required to be paid to the mortgage trustee.

(Mortgage, Article I; Sections 4, 6 and 7, Article III; Section 4, Article VIII); Section 2, Part IV, Supplemental Indenture)

We cannot issue additional first mortgage bonds unless our net earnings available for interest and property retirement appropriations (defined generally as earnings before depreciation, amortization, income taxes and interest charges) for any 12 consecutive calendar months during the immediately preceding 15 months have been at least twice the annual interest charges on all first mortgage bonds then outstanding and then being issued. However, this limitation does not apply if the first mortgage bonds are being issued on the basis of (i) first mortgage bonds paid at, or redeemed or purchased within two years prior to, maturity or (ii) under limited circumstances, certain property additions. (Mortgage, Sections 3, 4 and 7, Article III)

If we acquire property that is subject to a lien prior to the lien of the mortgage, under certain circumstances we may incur additional indebtedness secured by that lien. (Mortgage, Section 16, Article IV)

Release of Property

We may obtain the release of property from the lien of the mortgage by depositing with the mortgage trustee cash, or purchase money obligations secured by the property released, in an aggregate amount at least equal to the fair value of the property to released. The mortgage permits us to reduce the amount required to be deposited by reducing the refundable bond balance by an equal amount and by reducing the amount of cash we could withdraw upon the basis of property additions, as described below. (Mortgage, Article VII; Sections 1 and 2, Article VIII)

The mortgage allows us to dispose of or abandon obsolete property and surrender or modify certain franchises and rights without any release by the mortgage trustee. (Mortgage, Section 2, Article VII)

Cash deposited to obtain a release of property may be used by the mortgage trustee, at our discretion, to redeem or repurchase first mortgage bonds. Upon such redemption or repurchase, we can request that the mortgage trustee release to us an additional amount of cash equal to two-thirds of the aggregate principal amount of the first mortgage bonds repurchased or redeemed. (Mortgage, Section 8, Article VII)

Under the terms of the senior indenture, the senior trustee will be deem to have voted all collateral bonds held by it in favor of, or granted its consent with respect to all such collateral bonds to, and each holder of senior notes shall be deemed to have instructed the senior trustee to vote in favor of or grant is consent to, an amendment to the mortgage allowing us, at our election, to offset the amount of cash required to be deposited with the mortgage trustee to obtain the release of any property from the lien of the mortgage by an amount equal to 50% of the net bondable value of property additions purchased, constructed or otherwise acquired on or after January 1, 1947, and not previously used as the basis for the issuance of additional first mortgage bonds, the release of property or the withdrawal of cash.

Withdrawl of Cash Deposited with Mortgage Trustee

We may withdraw cash deposited with the mortgage trustee to obtain the release of property

- in an amount equal to the cost (or, if less than cost, the fair value to us) of property additions purchased, constructed or otherwise acquired on or after the date of the application for the release of the property in respect of which the cash was deposited and

- by reducing the refundable bond balance by the amount of cash withdrawn.

(Mortgage, Sections 1 and 2, Article VIII)

Under the terms of the senior indenture, the senior trustee will be deemed to have voted all collateral bonds held by it in favor of, or granted its consent with respect to all such collateral bonds to, and each holder of senior notes shall be deemed to have instructed the senior trustee to vote in favor of or grant its consent to, an amendment to the mortgage authorizing us, at any time, to withdraw cash held by the mortgage trustee as part of the trust estate under the mortgage in an amount equal to 60% of the net bondable value of property additions purchased, constructed or otherwise acquired on or after January 1, 1947, and not previously used as the basis for the issuance of additional first mortgage bonds, the release of property or the withdrawal of cash.

Consolidation, Merger, Transfer of Assets

Nothing in the mortgage or terms of the first mortgage bonds prevents us from

- consolidating with another corporation,

- merging another corporation into us where we are the survivor,

- merging into another corporation where the other corporation is the survivor or

- selling or leasing our property as an entirety or substantially as an entirety,

provided that

- the transaction is permitted by law and is approved by all required governmental entities,

- the terms of the transaction do not impair the lien and security of the mortgage on any part of the trust estate or the rights and powers of the mortgage trustee or the holders of first mortgage bonds,

- if we consolidate, merge into another corporation, or sell our property as an entirety or substantially as an entirety, the surviving or acquiring corporation satisfies certain financial requirements and the successor corporation assumes by supplemental indenture all of our obligations under the mortgage and on the first mortgage bonds, and

- if we lease our property as an entirety or substantially as an entirety, the lease is subject to immediate termination by the mortgage trustee if an event of default under the mortgage has happened and is continuing.

(Mortgage, Section 1, Article XII)

If we consolidate with or merge into any other corporation, or sell our property as an entirety or substantially as an entirety, the mortgage will not (unless the successor corporation elects otherwise) be or become a lien upon any of the properties or franchises owned by the successor corporation at the time of such merger, consolidation, or sale, or acquired by it thereafter, except those properties acquired from us and additions, extensions, improvements, repairs and replacements to properties included in the trust estate under the mortgage prior to the merger, consolidation, or sale. (Mortgage, Section 3, Article XII)

Modification

Modifications Without Consent

Without the consent of any holders of first mortgage bonds, we and the mortgage trustee may enter into one or more supplemental indentures for any of the following purposes:

(i)   to provide for creation of any series of first mortgage bonds in accordance with the terms of the mortgage;

(ii)   to evidence the assumption by any permitted successor of our covenants in the mortgage and on the first mortgage bonds;

(iii)   to close the mortgage against the issuance of additional first mortgage bonds or add to the restrictions imposed on the issuance of additional first mortgage bonds;

   (iv)   to add to our covenants or to surrender any of our rights or powers under the mortgage;

   (v)   to subject to the lien of the mortgage property that we may acquire and to amplify or correct the description of any property that is part of the trust estate;

   (vi)   to make such provisions in regard to matters or questions arising under the mortgage as may be necessary or desirable and not inconsistent with the mortgage;

   (vii)   to modify any provisions of the mortgage or relieve us from any obligations, conditions or restrictions in the mortgage; provided that no such modification will become effective or impair the rights of the holders of first mortgage bonds or the mortgage trustee while any first mortgage bonds that were issued prior to the execution of the supplemental indenture remain outstanding;

   (viii)   to cure any ambiguity, or cure, correct or supplement any inconsistent or defective provision contained in mortgage or any supplemental indenture; and

   (ix)   to modify, amend or add to the provisions of the mortgage so as to permit the qualification of the mortgage under the Trust Indenture Act.

(Mortgage, Section 2, Article II; Sections 1 and 2, Article XII; Section 1, Article XIV)

Modifications Requiring Consent

The mortgage provides that with the consent of the holders of 80% in principal amount of outstanding first mortgage bonds and of 80% in principal amount of first mortgage bonds of each series affected if less than all are affected, the mortgage may be changed except to affect the terms of payment of the principal or interest on any first mortgage bonds or to reduce the percentage of bondholders required to effect any change. (Mortgage, Section 6, Article XV) However, the holders of all outstanding first mortgage bonds have approved an amendment to the mortgage that will change the foregoing percentages to 60%.

The senior trustee is deemed to have voted all collateral bonds in favor of certain amendments to the mortgage. See "Description of Senior Notes - Security; Release Date - Voting of Collateral Bonds" above.

Events of Default

The term "event of default," when used in the mortgage with respect to all first mortgage bonds issued thereunder, means any of the following:

   (i)   Failure to pay principal on any first mortgage bond when due;

   (ii)   Failure to pay interest on any first mortgage bond, or to satisfy any sinking fund obligation with respect to any first mortgage bond, within 30 days after such payment or obligation is due;

   (iii)   Failure to perform any other covenant in the mortgage for a period of 60 days after we are given notice thereof by the mortgage trustee or the holders of 15% in principal amount of first mortgage bonds; and

   (iv)   Events relating to our bankruptcy, insolvency or reorganization specified in the mortgage.

(Mortgage, Section 1, Article IX)

Remedies

Upon any event of default, the mortgage trustee in its discretion may, and upon the written request of the holders of at least 25% in principal amount of all outstanding first mortgage bonds the mortgage trustee shall, declare all outstanding first mortgage bonds immediately due and payable. Such declaration, however, is subject to the condition that, if before any sale of the trust estate all interest in arrears has been paid and all defaults have been cured, the holders of a majority of the outstanding principal amount of first mortgage bonds may waive such default and its consequences and rescind such declaration. (Mortgage, Section 1, Article IX)

If an event of default occurs and is continuing, the mortgage trustee in its discretion may, and upon the written request of the holders of at least 25% in principal amount of all outstanding first mortgage bonds and upon being indemnified to its satisfaction the mortgage trustee shall, enforce the lien of the mortgage by foreclosing on the trust estate. (Mortgage, Section 4, Article IX)

The holders of a majority in principal amount of first mortgage bonds may direct proceedings for the sale of the trust estate, or for the appointment of a receiver or any other proceedings under the mortgage, but have no right to involve the Trustee in any personal liability without indemnifying it to its satisfaction. (Mortgage, Section 11, Article IX)

No holder of a first mortgage bond has the right to institute proceedings for the enforcement of the mortgage, unless

(i) such holder previously has given the mortgage trustee written notice of an existing default,

(ii) the holders of at least 25% of the outstanding principal amount of the first mortgage bonds have requested in writing that the mortgage trustee take action under the mortgage (and provided the mortgage trustee with indemnity satisfactory to it) and

(iii) the mortgage trustee refuses or neglects to comply with such request within a reasonable time.

However, this provision does not impair the right of any holder of a first mortgage bond to enforce our obligation to pay the principal and interest on such first mortgage bond when due. (Mortgage, Section 12, Article IX)

The laws of the District of Columbia, the State of Maryland, the Commonwealth of Pennsylvania and the Commonwealth of Virginia, where the mortgaged property is located, may limit or deny the ability of the mortgage trustee or the bondholders to enforce certain rights and remedies provided in the mortgage in accordance with their terms.

The Trust Indenture Act requires that we furnish to the mortgage trustee annual certificates as to our compliance with the covenants and conditions in the mortgage.

Defeasance and Discharge

We may at any time deposit money for the payment or redemption of all or any part of the first mortgage bonds then outstanding, including the payment of all interest due thereon, with the mortgage trustee, and such first mortgage bonds will be deemed paid for purposes of the mortgage. If all of the first mortgage bonds, including all interest due thereon, have been paid or deemed paid, and we have observed all of our covenants under the mortgage, the mortgage trustee is obligated to cancel and discharge the lien of the mortgage upon our request. (Mortgage, Section 9, Article VIII; Article XVI)

Title

The person in whose name first mortgage bonds are registered is deemed the absolute owner thereof for the purpose of making payments and for all other purposes of the mortgage. (Mortgage, Section 7, Article II)

Resignation or Removal of Mortgage Trustee

The mortgage trustee may resign at anytime by giving not less than four weeks' prior written notice to us and by publishing such notice in newspapers in Washington, D.C. and the City of New York. The mortgage trustee may be removed at any time by the holders of a majority in principal amount of first mortgage bonds then outstanding.

(Mortgage, Section 3, Article XIII)

DESCRIPTION OF MEDIUM TERM NOTES

The following description of the medium term notes sets forth certain general terms and provisions of the medium term notes that we may offer pursuant to this prospectus. The particular terms of any medium term notes and the extent, if any, to which these general provisions will not apply to such medium term notes will be described in the prospectus supplement relating to the medium term notes.

The medium term notes will be issued in one or more series under the indenture, dated as of July 28, 1989, between us and The Bank of New York, as trustee. In this prospectus we refer to this indenture as the note indenture and we refer to the trustee under the note indenture as the note trustee. The statements set forth below include brief summaries of certain provisions contained in the note indenture. These summaries do not purport to be complete and are qualified in their entirety by reference to the note indenture, the form of which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

General

Unless the relevant prospectus supplement indicates otherwise, the medium term notes will mature on any day from 9 months to 30 years from the original issue date, as selected by the purchaser and agreed to by us. Each medium term note will bear interest at either fixed rates or floating rates. We will offer the medium term notes on a continuous basis. The relevant prospectus supplement, or the pricing supplement described in the prospectus supplement, will set forth the following terms of the medium term notes:

- the purchase price, or a statement that the medium term notes are being offered by an agent as principal at varying market prices;

- the original issue date;

- the stated maturity date;

- if fixed rate notes, the rate per annum at which such notes will bear interest;

- if floating rate notes, the interest rate formula and other variable terms;

- the date or dates from which any such interest shall accrue;

- the terms for redemption, if any; and

- any other terms of such medium term notes not inconsistent with the note indenture.

The note indenture does not contain any covenants or other provisions that specifically are intended to afford holders of the medium term notes special protection in the event of a highly leveraged transaction.

No Sinking Fund

The medium term notes will not be subject to any sinking fund.

Unsecured Obligations

The medium term notes will be unsecured and will rank pari passu with all of our other unsecured and unsubordinated indebtedness. As of the date of this prospectus, we have $135,000,000 in aggregate principal amount of medium term notes outstanding under the note indenture (not including the medium term notes offered hereby), and we have an aggregate of $1,006,800,000 of secured debt outstanding. The terms of the medium term notes will not restrict us from incurring more secured debt.

Book-Entry Notes

We may issue the medium term notes of any series in the form of one or more fully-registered medium term notes (which we refer to as a book-entry note) which will be deposited with, or on behalf of, a depositary identified in the prospectus supplement relating to such series and registered in the name of the depositary or its nominee. Except as set forth below, the book-entry note may not be transferred except as a whole

- by the depositary to a nominee of the depositary,

- by a nominee of the depositary to the depositary;

- by a nominee of the depositary to another nominee of the depositary, or

- by the depositary or any nominee to a successor of the depositary or a nominee of such successor.

(Note Indenture, Section 303)

Depositary Arrangements

We will describe the specific terms of the depositary arrangement with respect to any portion of a series of medium term notes to be represented by a book-entry note in the prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

Generally, ownership of beneficial interests in a book-entry note will be limited to participants that have accounts with the depositary for such book-entry note or persons that may hold interests through participants. Upon the issuance of a book-entry note, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the medium term notes represented by such book-entry note to the accounts of participants. The accounts to be credited will be designated by the agents for such medium term notes, or by us if we offer and sell such notes directly.

Ownership of beneficial interests in a book-entry note will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary, or by participants or persons that may hold interests through participants. The laws of some states require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and such laws may impair the ability to transfer beneficial interests in a book-entry note.

So long as the depositary or its nominee is the registered owner of a book-entry note, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the medium term notes represented by such book-entry note for all purposes under the note indenture. Except as provided below, owners of beneficial interests in a book-entry note will not be entitled to have medium term notes represented by such book-entry note registered in their names, will not receive or be entitled to receive physical delivery of medium term notes in certificated form and will not be considered the owners or holders thereof under the note indenture. Accordingly, each person owning a beneficial interest in a book entry note must rely on the procedures of the depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the note indenture. We understand that under existing industry practices, if we request any action of holders, or if any owner of a beneficial interest in a book entry note desires to give or take any action allowed under the note indenture, the depositary would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instruction of beneficial owners holding through them.

Interest and Premium

Principal, premium, if any, and interest payments on medium term notes represented by a book-entry notes will be made to the depositary or its nominee as the registered owner of the book-entry note. We and our agents will have no responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a book-entry note, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary, upon receipt of any payment of principal, premium, if any, or interest in respect of a book-entry note, will credit promptly the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in such book-entry note as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a book-entry note will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such participants.

Withdrawal of Depositary

If the depositary for any medium term notes represented by a book-entry note is at any time unwilling or unable to continue as depositary, or it ceases to be eligible as a depositary under applicable law, and a successor depositary is not appointed by us within 90 days, we will issue medium term notes in certificated form in exchange for the relevant book-entry note. In addition, we may at any time determine not to have medium term notes represented by one or more book-entry notes, and, in such event, will issue medium term notes in certificated form in exchange for the book-entry note or notes representing such medium term notes. Further, if we so specify with respect to a book-entry note, an owner of a beneficial interest in such book- entry note may, on terms acceptable to us and the depositary, receive medium term notes in certified form. Any medium term notes issued in certificated form in exchange for a book-entry note will be registered in such name or names that the depositary, pursuant to instructions from its direct or indirect participants or otherwise, gives to the trustee. (Note Indenture, Section 305)

Registration and Transfer

The medium term notes will be issued only in fully registered certificated or book-entry form without coupons and, except as may otherwise be provided in the applicable prospectus supplement or pricing supplement, in denominations of $1,000 or any multiple thereof.

If medium term notes are issued in certificated form, the transfer of the medium term notes may be registered, and medium term notes may be exchanged for other medium term notes of the same series, of authorized denominations and with the same terms and aggregate principal amount, at the offices of the note trustee. We may change the place for registration of transfer and exchange of the medium term notes and designate additional places for registration of transfer and exchange. (Note Indenture, Section 305)

No service charge will be made for any transfer or exchange of the medium term notes. However, we may require payment to cover any tax or other governmental charge that may be imposed in connection with any transfer or exchange. We will not be required to register the transfer of, or to exchange, the medium term notes of any series during the 15 days prior to the date of selection for redemption of any medium term notes of that series or any medium term note that is selected for redemption. (Note Indenture, Section 305)

Payment and Paying Agents

Unless the relevant prospectus supplement indicates otherwise, payment of interest on a medium term note on any interest payment date will be made to the person in whose name such medium term note is registered at the close of business on the regular record date for such interest payment. If there has been a default in the payment of interest on any medium term note, the defaulted interest may be paid to the holder of such medium term note as of the close of business on a special record date selected by the note trustee that is no less than 10 nor more than 15 days before the date established by us for proposed payment of such defaulted interest or in any other manner permitted by any securities exchange on which that medium term note may be listed, if the note trustee finds it practicable. (Note Indenture, Section 307)

Unless the relevant prospectus supplement indicates otherwise, principal of, premium, if any, and any interest on the medium term notes will be payable at the office of the paying agent designated by us. However, we may elect to pay interest by check mailed to the address of the person entitled to such payment at the address appearing in the security register. Unless otherwise indicated in the relevant prospectus supplement, the corporate trust office of the note trustee in the City of New York will be designated as our sole paying agent for payments with respect to medium term notes of each series. Any other paying agents initially designated by us for the medium term notes of a particular series will be named in the relevant prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in each place of payment for the medium term notes of a particular series. (Note Indenture, Section 1002)

All moneys paid by us to a paying agent for the payment of the principal of, premium, if any, or any interest on any medium term note which remain unclaimed for two years after such principal, premium or interest has become due and payable will be repaid to us, and the holder of such medium term note thereafter may look only to us for payment. (Note Indenture, Section 1003)

Defeasance and Discharge

The note indenture provides that we will be deemed to have paid and discharged all of our obligations with respect to the medium term notes of any series by

- irrevocably depositing in trust with the note trustee money, or with respect medium term notes denominated in United States dollars, certain United States obligations or obligations guaranteed by the United States as specified in the note indenture, which will be sufficient to pay when due the entire indebtedness on the medium term notes of such series, including principal, any premium and interest,

- delivering to the senior trustee an opinion of independent counsel to the effect that the holders of the affected medium term notes will have no Federal income tax consequences as a result of such deposit and discharge, and satisfying certain other conditions specified in the senior indenture.

(Note Indenture, Section 403)

Consolidation, Merger and Sale of Assets

Under the terms of the note indenture, we may consolidate with or merge with or into any other entity or convey, sell or lease all or substantially all of our assets to any entity, provided that:

(i)   we are the surviving entity in any merger;

(ii)   if we are not the surviving entity, the successor entity is organized and validly existing under the laws of any domestic jurisdiction and it expressly assumes our obligations on all medium term notes and under the note indenture;

(iii)   immediately after giving effect to the transaction, the surviving entity is not in default under the medium term notes or the note indenture; and

(iv)   we shall have delivered to the note trustee an officer's certificate and an opinion of counsel as provided in the note indenture.

(Note Indenture, Article Eight)

Event of Default

The term "Event of Default," when used in the note indenture with respect to any series of medium term notes issued thereunder, means any of the following:

(i)   Failure to pay interest on such medium term notes within 30 days after it is due;

(ii)   Failure to pay the principal of or any premium on any such medium term notes when due;

(iii)   Failure to perform any other covenant or warranty in the note indenture, other than a covenant that does not relate to such series of medium term notes, that continues for 60 days after we receive written notice from the note trustee, or we and the note trustee receive a written notice from the holders at least 33% in aggregate principal amount of the medium term notes of that series; or

(iv)   Events relating to our bankruptcy, insolvency or reorganization specified in the note indenture.

(Note Indenture, Section 501)

An Event of Default for a particular series of medium term notes does not necessarily constitute an Event of Default for any other series of medium term notes issued under the note indenture. The note trustee may withhold notice to the holders of medium term notes of any default, except default in the payment of principal, any premium, or interest, if it considers the withholding of notice to be in the interests of the holders. (Note Indenture, Section 602)

Remedies

If an Event of Default under the note indenture for any series of medium term notes occurs and continues, the note trustee or the holders of at least 33% in aggregate principal amount of all the medium term notes of the series may declare the entire principal amount of all the medium term notes of that series to be due and payable immediately. (Note Indenture, Sections 502)

There is no automatic acceleration, even in the event of our bankruptcy, insolvency or reorganization. (Note Indenture, Section 502)

At any time after a declaration of acceleration with respect to the medium term notes of any series has been made and before a judgment or decree for payment of the money due has been obtained, a majority in aggregate principal amount of all the medium term notes of that series may rescind and annul the declaration and its consequences if:

(i)   We have paid or deposited with the note trustee a sum sufficient to pay:

(a)   all overdue installments of interest on all medium term notes of the series;

(b)   the principal of and premium, if any, on any medium term notes of the series which have become due otherwise than by acceleration and interest thereon at the prescribed rates, if any, set forth in such medium term notes;

(c)   interest on overdue interest (to the extent allowed by law) at the prescribed rates, if any, set forth in such medium term notes; and

(d)   all amounts due to the trustee under the note indenture; and

(ii)   Any other Event of Default under the note indenture with respect to the medium term notes of that series (other than the nonpayment of principal that has become due solely by declaration of acceleration) has been cured or waived as provided in the note indenture.

(Note Indenture, Section 502)

The note trustee is not obligated to exercise any of its rights or powers under the note indenture at the request, order or direction of any of the holders, unless the holders offer the note trustee a reasonable indemnity. (Note Indenture, Section 603) If they provide this reasonable indemnity, the holders of a majority in principal amount of any series of medium term notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the note trustee or exercising any trust or power conferred upon the note trustee. The note trustee is not obligated to comply with directions that conflict with law or other provisions of the note indenture or that are unduly prejudicial to the rights of other holders of medium term notes of that series. (Note Indenture, Section 512)

No holder of medium term notes of any series will have any right to institute any proceeding under the note indenture, or for any remedy under the note indenture, unless:

(i)   the holder has previously given to the note trustee written notice of a continuing Event of Default with respect to medium term notes of such series;

(ii)   the holders of at least 33% in aggregate principal amount of the outstanding medium term notes of such series have made a written request to the note trustee, and have offered reasonable indemnity to the note trustee, to institute proceedings;

(iii)   the note trustee has failed to institute any proceeding for 60 days after notice; and

(iv)   no direction inconsistent with such written request has been given to the note trustee during such 60-day period by the holders of a majority in aggregate principal amount of the outstanding medium term notes of such series.

In addition, no holder of medium term notes of such series notes will have any right to institute any action under the note indenture to disturb or prejudice the rights of any other holder of medium term notes. (Note Indenture, Section 507)

However, these limitations do not apply to a suit by a holder of a medium term note for payment of the principal, premium, if any, or interest on the medium term note on or after the applicable due date. (Note Indenture, Section 508)

We will provide to the note trustee an annual statement by an appropriate officer as to our compliance with all obligations under the note indenture. (Note Indenture, Section 1005)

Modification and Waiver

Without the consent of any holder of medium term notes, we and the note trustee may enter into one or more supplemental indentures for any of the following purposes:

(i)   To evidence the assumption by any permitted successor of our covenants in the note indenture and in the medium term notes;

(ii)   To add to our covenants or to surrender any of our rights or powers under the note indenture;

(iii)   To provide that bearer medium term notes may be registrable, to permit registered medium term notes to be exchanged for bearer medium term notes and to permit the issuance of medium term notes in uncertificated form;

(iv)   To establish the form or terms of senior notes of any series as permitted by the note indenture;

(v)   To evidence and provide for the acceptance of appointment of a successor trustee;

(vi)   To cure any ambiguity, inconsistency or defect or to make any other provisions with respect to matters and questions arising under the note indenture which do not adversely affect the interests of the holders of medium term notes of any series in any material respect;

(vii)   To add to, delete from or revise the conditions and restrictions in the note indenture on the amount, terms and purposes of issue, authentication and delivery of medium term notes;

(viii) To provide security for the medium term notes; or

(ix)   To modify, eliminate or add to the provisions of the note indenture to such extent as shall be necessary to effect the qualification of the note indenture under the Trust Indenture Act and to add to the note indenture such other provisions as may be expressly required under the Trust Indenture Act.

(Note Indenture, Section 901)

The holders of at least a majority in aggregate principal amount of the medium term notes of any series then outstanding may waive our compliance with some restrictive provisions of the note indenture. (Note Indenture, Section 1006) The holders of not less than a majority in principal amount of the outstanding medium term notes of any series may waive any past default under the note indenture with respect to that series, except a default in the payment of principal, premium, if any, or interest and certain covenants and provisions of the note indenture that cannot be modified or be amended without the consent of the holder of each outstanding medium term note of the series affected. (Note Indenture, Section 513)

The consent of the holders of at least 66-2/3% in aggregate principal amount of the medium term notes of each series outstanding is required for all other modifications to the note indenture that affect the medium term notes of such series. However, no such amendment or modification may:

(i)   Change the stated maturity of the principal of, or any installment of principal of or interest on, any medium term note, or reduce the principal amount of any medium term note or its rate of interest or reduce any amount payable upon redemption, or change the currency in which payments are made, or impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any medium term note, without the consent of the holder;

(ii)   Reduce the percentage in principal amount of the outstanding medium term notes of any series the consent of the holders of which is required for any supplemental indenture or any waiver of compliance with a provision of the note indenture or any default thereunder and its consequences, or reduce the requirements for quorum or voting of medium term note holders, without the consent of all the holders of the series; or

(iii)   Modify certain of the provisions of the note indenture relating to supplemental indentures, waivers of certain covenants and waivers of past defaults with respect to the medium term notes of any series, without the consent of the holder of each outstanding medium term note affected thereby.

A supplemental indenture which changes the note indenture solely for the benefit of one or more particular series of medium term notes, or modifies the rights of the holders of medium term notes of one or more series, will not affect the rights under the note indenture of the holders of the medium term notes of any other series. (Note Indenture, Section 902)

The note indenture provides that medium term notes owned by us or anyone else required to make payment on the medium term notes, or any of our or their affiliates, shall be disregarded and considered not to be outstanding in determining whether the required holders have given a request or consent. (Note Indenture, Section 101)

We may fix in advance a record date to determine the required number of holders entitled to give any request, demand, authorization, direction, notice, consent, waiver or other such act of the holders, but we shall have no obligation to do so. If we fix a record date, that request, demand, authorization, direction, notice, consent, waiver or other act of the holders may be given before or after that record date, but only the holders of record at the close of business on that record date will be considered holders for the purposes of determining whether holders of the required percentage of the outstanding medium term notes have authorized or agreed or consented to the request, demand, authorization, direction, notice, consent, waiver or other act of the holders. For that purpose, the outstanding medium term notes shall be computed as of the record date. Any request, demand, authorization, direction, notice, consent, election, waiver or other act of a holder will bind every future holder of the same medium term note and the holder of every medium term note issued upon the registration of transfer of or in exchange of that medium term note. A transferee will be bound by acts of the note trustee or us in reliance thereon, whether or not notation of that action is made upon the medium term note. (Note Indenture, Section 104)

Resignation of the Note Trustee

The note trustee may resign at any time with respect to any series of medium term notes then by giving written notice to us, or the holders of a majority in principal amount of any series of medium term notes may remove the note trustee at any time by giving written notice to us and the note trustee. No resignation or removal of a note trustee and no appointment of a successor note trustee will be effective until the acceptance of appointment by a successor note trustee. Under certain circumstances described in the note indenture, we may remove the note trustee with respect to the medium term notes of all series or any holder of a medium term note of any series who has held the note for at least six months may petition a court to remove the note trustee with respect to that series. (Note Indenture, Section 610)

Notices

Notices to holders of medium term notes will be given by mail to the addresses of such holders as they may appear in the security register for medium term notes. (Note Indenture, Section 106)

Title

We, the note trustee and any agent of us or the note trustee may treat the person in whose name medium term notes are registered as the absolute owner thereof, whether or not the medium term notes may be overdue, for the purpose of making payments and for all other purposes irrespective of notice to the contrary. (Note Indenture, Section 308)

Governing Law

The note indenture and the medium term notes are governed by, and construed in accordance with, the laws of the State of New York. (Note Indenture, Section 113)

INFORMATION ABOUT THE TRUSTEE

The Bank of New York acts as trustee under the senior indenture, the mortgage and the note indenture and in connection with the sale and leaseback of our Control Center. In addition, The Bank of New York acts, and may act, as trustee and paying agent under various other indentures, trusts and guarantees of us and our affiliates. We and our affiliates maintain deposit accounts and credit and liquidity facilities and conduct other banking transactions with The Bank of New York in the ordinary course of our businesses.

DESCRIPTION OF PREFERRED STOCK

General

The following description of the terms of our preferred stock sets forth certain general terms and provisions of the preferred stock that we may offer pursuant to this prospectus. The terms of our articles of incorporation and bylaws are more detailed than the general information provided below. Therefore, you should carefully consider the actual provisions of these documents.

The relevant prospectus supplement will describe the terms of the preferred stock being offered, including

- the designation and aggregate number of shares of such preferred stock,

- the annual dividend rate for such preferred stock, or the method of determining such rate, and

- any redemption terms, liquidation, sinking fund and conversion terms; and

- any other specific terms applicable to such preferred stock.

Authorized Shares

Our authorized preferred stock consists of 7,750,000 shares, par value $50 per share, and is issuable in series of equal rank, with the serial designations, dividend rates, terms and conditions of redemption, amounts payable on voluntary liquidation, sinking fund provisions, and conversion rights as our Board of Directors may determine upon issuance.

Dividends

The holders of preferred stock of each series are entitled to receive, as declared by our Board of Directors, cumulative cash dividends at the annual rate for that series. Dividends are payable March 1, June 1, September 1 and December 1 in each year to stockholders of record on the respective dates fixed for that purpose by our Board of Directors. Dividends on the preferred stock of each series offered by this prospectus will be payable at the annual rate shown in the title of the series and will accrue from the dividend payment date next preceding the date of its issue.

Redemption and Sinking Fund

If provided for by any series of preferred stock, we may redeem the whole, or any part by lot, of such series upon 30 to 60 days' notice at the applicable redemption price. Preferred stock of any series may also be subject to redemption pursuant to a sinking fund, if one is provided for such series. The applicable prospectus supplement will describe any terms of redemption or any sinking fund.

We may not partially redeem preferred stock or purchase any preferred stock (except in response to an invitation mailed simultaneously to all holders thereof) if we are in default of any dividend payment or the payment or setting aside of any sinking fund requirement.

Liquidation Rights

The preferred stock is entitled to receive upon voluntary liquidation the amount fixed for the respective series and upon involuntary liquidation $50 per share, together in each case with accrued unpaid dividends, before any distribution may be made on any junior stock. The applicable prospectus supplement will describe the voluntary liquidation amounts fixed for any series by our Board of Directors.

Voting Rights

The preferred stock has no voting rights in the election of directors, except that if we default in the payment of four quarterly dividends, and until we pay all such defaulted dividends, the holders of all preferred stock voting as a class will be entitled to elect 25% of our Board of Directors.

The consent of more than two-thirds of the preferred stock, or of any series that is specially affected, is required for certain charter amendments, such as those creating senior or parity stock, increasing the authorized amount of preferred stock or changing the terms of the preferred stock in a substantially prejudicial manner.

The consent of a majority of the preferred stock is required for:

- the creation of unsecured debt unless the amount thereof will not exceed 25% of secured indebtedness plus capital and surplus, and

- any increase in the number of outstanding shares of preferred stock unless

  - a capital coverage test is met, and

  - for a period of 12 consecutive calendar months within the 15 calendar months preceding the date of issuance of the additional preferred stock, our net earnings after depreciation and taxes, but before deducting interest, are at least one and one-half times the annual interest charges and dividend requirements on all indebtedness and shares of preferred stock and any senior and parity stock to be outstanding immediately following such issuance, and

- our merger or consolidation with any other corporation or the sale or lease of all or substantially all of our assets unless ordered, approved or permitted by applicable regulatory authority.

Liability for Assessments

The preferred stock is not liable for further calls or assessments.

Restrictions on Dividends on Junior Stock

We may not declare any dividend on any junior stock (including our common stock) unless we have paid or provided for all dividends for the past and current quarters, and any sinking fund requirements, on the preferred stock.

So long as any preferred stock is outstanding, if at the end of the calendar month preceding the declaration of a dividend the ratio of common stock capital plus surplus (less the proposed dividend) to total capital (including long-term debt) plus such surplus is less than 20%, dividends on common stock for the year ending on the date of such declaration (including the proposed dividend) may not exceed 50% (or 75% if the above ratio is 20% or more but less than 25%) of net earnings (less dividends on other stock) for the 12 calendar months preceding the declaration. No amount of surplus is presently restricted as the result of this provision.

Preemptive Rights

The holders of preferred stock do not have preemptive rights.

Transfer Agent and Registrar

Our affiliate, PHI Service Company, serves as transfer agent and registrar for the preferred stock.

PLAN OF DISTRIBUTION

We may sell the securities offered by this prospectus directly to purchasers or indirectly through underwriters, dealers or agents. The names of any such underwriters, dealers or agents will be set forth in the relevant prospectus supplement. We will also set forth in the relevant prospectus supplement:

- the terms of the offering of the securities;

- the proceeds we will receive from such a sale;

- any underwriting discounts, sales commissions and other items constituting underwriters' compensation;

- any initial public offering price;

- any commissions payable to agents;

- any discounts or concessions allowed or reallowed or paid to dealers; and

- any securities exchanges on which we may list the securities.

We may distribute the securities from time to time in one or more transactions at:

- a fixed price;

- prices that may be changed;

- market prices at the time of sale;

- prices related to prevailing market prices; and

- negotiated prices.

We will describe the method of distribution in the relevant prospectus supplement.

If we use underwriters with respect to a series of the securities, we will set forth in the relevant prospectus supplement:

- the name of the managing underwriter, if any;

- the name of any other underwriters; and

- the terms of the transaction, including any underwriting discounts and other items constituting compensation of the underwriters and dealers, if any.

The underwriters will acquire any securities for their own accounts and they may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.

Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. We anticipate that any underwriting agreement pertaining to any securities will:

- entitle the underwriters to indemnification by us against certain civil liabilities under the Securities Act, or to contribution with respect to payments that the underwriters may be required to make related to any such civil liability;

- subject the obligations of the underwriters to certain conditions precedent; and

- obligate the underwriters to purchase all securities offered in a particular offering if any such securities are purchased.

In connection with an offering of the securities, underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. Specifically, underwriters may:

- overallot in connection with the offering, creating a short position;

- bid for, and purchase, the securities in the open market to cover short positions;

- bid for, and purchase, the securities in the open market to stabilize the price of the securities; and

- reclaim selling concessions allowed for distributing the securities in the offering if the underwriter repurchases previously distributed securities in covering transactions, in stabilization transactions or otherwise.

Any of these activities may stabilize or maintain the market price of the securities above independent market levels. Underwriters are not required to engage in these activities, and may end any of these activities at any time. No assurance can be given as to the liquidity of any trading market for the securities.

If we use a dealer in an offering of the securities, we will sell such securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by such dealer at the time of resale. We will set forth the name of the dealer and the terms of the transaction in the prospectus supplement.

If we use an agent in an offering of the securities, we will name the agent and describe the terms of the agency in the relevant prospectus supplement. Unless we indicate otherwise in the prospectus supplement, we will require an agent to act on a best efforts basis for the period of its appointment.

Any underwriters, agents or dealers participating in the distribution of the securities may be deemed to be underwriters under the Securities Act and any discounts or commissions received by them on the sale or resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. We may indemnify them against certain civil liabilities under the Securities Act. In the ordinary course of business, we may engage in transactions with underwriters, dealers and agents and they may perform services for us.

We may solicit offers to purchase the securities and make sales directly to institutional investors or others who may be considered underwriters under the Securities Act with respect to such sales. We will describe the terms of any such offer in the relevant prospectus supplement.

We may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The relevant prospectus supplement will describe the commission payable for solicitation of those contracts.

Offered securities may also be offered and sold, if so indicated in the relevant prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the relevant prospectus supplement.

We will set forth in the relevant prospectus supplement the anticipated delivery date of the securities and the prospectus delivery obligations of dealers.

LEGAL MATTERS

Certain legal matters with respect to the securities offered hereby will be passed upon for us by Kirk Emge, Esq., our General Counsel, and by Covington & Burling, Washington, D.C.

EXPERTS

The financial statements incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Set forth below is an estimate of the approximate amount of our fees and expenses (other than underwriting discounts and commissions) in connection with the issuance of the securities:

Registration fee	$ 60,675[*]
Fees of rating agencies	200,000
Printing	175,000
Accounting fees	100,000
Legal fees	125,000
Trustee's fees and expenses	50,000
Blue sky expenses	10,000
Miscellaneous, including traveling, telephone copying, shipping and other out-of-pocket expenses	50,000
Total	$ 770,675

* All items are estimated except the registration fee.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Under Section 29-101.04(16) of the District of Columbia Business Corporation Act, a corporation may indemnify against expenses any directors or officers made party to a proceeding by reason of his service as such, except in relation to matters as to which any such director or officer shall be adjudged to be liable for negligence or misconduct in the performance of duty. Such indemnification is not exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of shareholders or otherwise.

Under Section 13.1-697 of the Virginia Stock Corporation Act ("VSCA"), a Virginia corporation may indemnify a director who was, is or is threatened to be made a party to any proceeding if the director acted in good faith and (i) he believed, in the case of conduct in his official capacity with the corporation, that his conduct was in the best interests of the corporation or, in the case of other conduct, that his conduct was at least not opposed to the best interests of the corporation, or (ii) in the case of a criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. A corporation may not indemnify a director in connection with (i) a proceeding by or in the right of the corporation in which the director was found liable to the corporation or (ii) any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received. Indemnification permitted under this section of the VSCA in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

Under Section 13.1-698, unless limited by its Articles of Incorporation, a corporation must indemnify against reasonable expenses a director who entirely prevails in the defense of any proceeding to which he was a party because he is or was a director of the corporation.

Under Section 13.1-700.1, a court of appropriate jurisdiction, upon the application of a director, may order a corporation to advance or reimburse expenses or provide indemnification if the court determines that the director is so entitled. With respect to a proceeding by or in the right of the corporation, a court may order indemnification of the director to the extent of his reasonable expenses even though he was adjudged liable to the corporation.

Under Section 13.1-699, a corporation may advance reasonable expenses to a director made a party to a proceeding if (i) the director furnishes a written statement of his good faith belief that he has met the standard of conduct necessary to obtain indemnification, (ii) the director furnishes a written undertaking to repay the advance if it is ultimately determined that he did not meet that standard of conduct and (iii) a determination is made that the facts then known to those making the determination would not preclude indemnification. Under Section 13.1-702, a corporation may indemnify an officer, employee or agent of a corporation to the same extent as a director. Under Section 13.1-704, a corporation may provide indemnification in addition to that provided by statute if authorized by its Articles of Incorporation, a by-law made by the shareholders, or any resolution adopted by the shareholders, except indemnification against willful misconduct or a knowing violation of the criminal law.

The By-Laws of the Company provide that the Company shall indemnify each director or officer and each former director and officer of the Company against expenses actually and reasonably incurred in connection with the defense of any action, suit or proceeding by reason of his or her being or having been such director or officer, including liabilities incurred under the Securities Act of 1933, as amended, except in relation to matters as to which such director or officer shall be finally adjudged in such action, suit or proceeding to have knowingly violated the criminal law or to be liable for willful misconduct in the performance of his or her duty to the Company; and that such indemnification shall be in addition to, and not exclusive of, any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders, or otherwise.

The Company is a wholly owned subsidiary of Pepco Holdings, Inc. To the extent that any officer or director of the Company is determined to be serving in such capacity at the direction of Pepco Holdings, Inc., such person may be entitled to indemnification under the Delaware General Corporation Law and/or the Certificate of Incorporation of Pepco Holdings, Inc.

ITEM 16. EXHIBITS.

1.01   Form of Underwriting Agreement relating to Senior Notes*

1.02   Form of Underwriting Agreement relating to First Mortgage Bonds*

1.03   Form of Agency Agreement relating to Medium Term Notes*

1.04   Form of Underwriting Agreement relating to Preferred Stock*

4.01   Form of Senior Notes*

4.02   Form of New First Mortgage Bonds (included in Exhibit 4.07)

4.03   Form of Collateral First Mortgage Bonds (included in Exhibit 4.08)

4.04   Form of Medium Term Notes (included in Exhibit 4.10)

4.05   Mortgage and Deed of Trust dated July 1, 1936, of the Company to The Bank of New York as Successor Trustee, securing First Mortgage Bonds of the Company, and Supplemental Indenture dated July 1, 1936 (Filed as Exhibit B-4 to First Amendment dated June 19, 1936 to the Company's Registration Statement No. 2-2232 and incorporated by reference herein)

4.05(a)   Supplemental Indenture to the aforesaid Mortgage and Deed of Trust dated December 10, 1939 (Filed as Exhibit B to the Company's Form 8-K dated January 3, 1940 and incorporated by reference herein)

4.05(b)   Supplemental Indentures to the aforesaid Mortgage and Deed of Trust dated July 15, 1942 and August 10, 1942 (Filed as Exhibit B-1 to Amendment No. 2 dated August 24, 1942, and B-3 to Post-Effective Amendment dated August 31, 1942, to the Company's Registration Statement No. 2-5032 and incorporated by reference herein)

4.05(c)   Supplemental Indenture to the aforesaid Mortgage and Deed of Trust dated October 15, 1942 (Filed as Exhibit A to the Company's Form 8-K dated December 12, 1942 and incorporated by reference herein)

4.05(d)   Supplemental Indenture to the aforesaid Mortgage and Deed of Trust dated October 15, 1947 (Filed as Exhibit A to the Company's Form 8-K dated December 8, 1947 and incorporated by reference herein)

4.05(e)   Supplemental Indenture to the aforesaid Mortgage and Deed of Trust dated December 31, 1948 (Filed as Exhibit A-2 to the Company's Form 10-K dated April 13, 1949 and incorporated by reference herein)

4.05(f)   Supplemental Indenture to the aforesaid Mortgage and Deed of Trust dated December 31, 1949 (Filed as Exhibit (a)-1 to the Company's Form 8-K dated February 8, 1950 and incorporated by reference herein)

4.05(g)   Supplemental Indenture to the aforesaid Mortgage and Deed of Trust dated February 15, 1951 (Filed as Exhibit (a) to the Company's Form 8-K dated March 3, 1951 and incorporated by reference herein)

4.05(h)   Supplemental Indenture to the aforesaid Mortgage and Deed of Trust dated February 16, 1953 (Filed as Exhibit (a)-1 to the Company's Form 8-K dated March 5, 1953 and incorporated by reference herein)

4.05(i)   Supplemental Indentures to the aforesaid Mortgage and Deed of Trust dated March 15, 1954 and March 15, 1955 (Filed as Exhibit 4-B to the Company's Registration Statement No. 2-11627 dated May 2, 1955 and incorporated by reference herein)

4.05(j)   Supplemental Indenture to the aforesaid Mortgage and Deed of Trust dated March 15, 1956 (Filed as Exhibit C to the Company's Form 10-K dated April 4, 1956 and incorporated by reference herein)

4.05(k)   Supplemental Indenture to the aforesaid Mortgage and Deed of Trust dated April 1, 1957 (Filed as Exhibit 4-B to the Company's Registration Statement No. 2-13884 dated February 5, 1958 and incorporated by reference herein)

4.05(l)   Supplemental Indenture to the aforesaid Mortgage and Deed of Trust dated May 1, 1958 (Filed as Exhibit 2-B to the Company's Registration Statement No. 2-14518 dated November 10, 1958 and incorporated by reference herein)

4.05(m)   Supplemental Indenture to the aforesaid Mortgage and Deed of Trust dated May 1, 1959 (Filed as Exhibit 4-B to Amendment No. 1 dated May 13, 1959 to the Company's Registration Statement No. 2-15027 and incorporated by reference herein)

4.05(n)   Supplemental Indenture to the aforesaid Mortgage and Deed of Trust dated May 2, 1960 (Filed as Exhibit 2-B to the Company's Registration Statement No. 2-17286 dated November 9, 1960 and incorporated by reference herein)

4.05(o)   Supplemental Indenture to the aforesaid Mortgage and Deed of Trust dated April 3, 1961 (Filed as Exhibit A-1 to the Company's Form 10-K dated April 3, 1961 and incorporated by reference herein)

4.05(p)   Supplemental Indenture to the aforesaid Mortgage and Deed of Trust dated May 1, 1962 (Filed as Exhibit 2-B to the Company's Registration Statement No. 2-21961 dated December 19, 1963 and incorporated by reference herein)

4.05(q)   Supplemental Indenture to the aforesaid Mortgage and Deed of Trust dated April 23, 1964 (Filed as Exhibit 2-B to the Company's Registration Statement No. 2-22344 dated April 24, 1964 and incorporated by reference herein)

4.05(r)   Supplemental Indenture to the aforesaid Mortgage and Deed of Trust dated May 3, 1965 (Filed as Exhibit 2-B to the Company's Registration Statement No. 2-24655 dated March 16, 1966 and incorporated by reference herein)

4.05(s)   Supplemental Indenture to the aforesaid Mortgage and Deed of Trust dated June 1, 1966 (Filed as Exhibit 1 to the Company's Form 10-K dated April 11, 1967 and incorporated by reference herein)

4.05(t)   Supplemental Indenture to the aforesaid Mortgage and Deed of Trust dated April 28, 1967 (Filed as Exhibit 2-B to Post-Effective Amendment No. 1 to the Company's Registration Statement No. 2-26356 dated May 3, 1967 and incorporated by reference herein)

4.05(u)   Supplemental Indenture to the aforesaid Mortgage and Deed of Trust dated July 3, 1967 (Filed as Exhibit 2-B to the Company's Registration Statement No. 2-28080 dated January 25, 1968 and incorporated by reference herein)

4.05(v)   Supplemental Indenture to the aforesaid Mortgage and Deed of Trust dated May 1, 1968 (Filed as Exhibit 2-B to the Company's Registration Statement No. 2-31896 dated February 28, 1969 and incorporated by reference herein)

4.05(w)   Supplemental Indenture to the aforesaid Mortgage and Deed of Trust dated June 16, 1969 (Filed as Exhibit 2-B to the Company's Registration Statement No. 36094 dated January 27, 1970 and incorporated by reference herein)

4.05(x)　　　Supplemental Indenture to the aforesaid Mortgage and Deed of Trust dated May 15, 1970 (Filed as Exhibit 2-B to the Company's Registration Statement No. 2-38038 and incorporated by reference herein)

4.05(y)　　　Supplemental Indenture to the aforesaid Mortgage and Deed of Trust dated September 1, 1971 (Filed as Exhibit 2-C to the Company's Registration Statement No. 2-45591 and incorporated by reference herein)

4.05(z)　　　Supplemental Indenture to the aforesaid Mortgage and Deed of Trust dated May 7, 1992 (Filed as Exhibit 4 to the Company's Form 10-K dated March 26, 1993 and incorporated by reference herein)

4.05(a)(a)　　Supplemental Indenture to the aforesaid Mortgage and Deed of Trust dated September 1, 1992 (Filed as Exhibit 4 to the Company's Form 10-K dated March 26, 1993 and incorporated by reference herein)

4.05(b)(b)　　Supplemental Indenture to the aforesaid Mortgage and Deed of Trust dated November 1, 1992 (Filed as 4 to the Company's Form 10-K dated March 26, 1993 and incorporated by reference herein)

4.05(c)(c)　　Supplemental Indenture to the aforesaid Mortgage and Deed of Trust dated March 1, 1993 (Filed as Exhibit 4 to the Company's Form 10-K dated March 26, 1993 and incorporated by reference herein)

4.05(d)(d)　　Supplemental Indenture to the aforesaid Mortgage and Deed of Trust dated March 2, 1993 (Filed as Exhibit 4 to the Company's Form 10-K dated March 26, 1993 and incorporated by reference herein)

4.05(e)(e)　　Supplemental Indenture to the aforesaid Mortgage and Deed of Trust dated July 1, 1993 (Filed as Exhibit 4.4 to the Company's Registration Statement No. 33-49973 dated August 11, 1993 and incorporated by reference herein)

4.05(f)(f)　　Supplemental Indenture to the aforesaid Mortgage and Deed of Trust dated August 20, 1993 (Filed as Exhibit 4.4 to the Company's Registration Statement No. 33-50377 dated September 23, 1993 and incorporated by reference herein)

4.05(g)(g)　　Supplemental Indenture to the aforesaid Mortgage and Deed of Trust dated September 29, 1993 (Filed as Exhibit 4 to the Company's Form 10-K dated March 25, 1994 and incorporated by reference herein)

4.05(h)(h)　　Supplemental Indenture to the aforesaid Mortgage and Deed of Trust dated September 30, 1993 (Filed as Exhibit 4 to the Company's Form 10-K dated March 25, 1994 and incorporated by reference herein)

4.05(i)(i)　　Supplemental Indenture to the aforesaid Mortgage and Deed of Trust dated October 1, 1993 (Filed as Exhibit 4 to the Company's Form 10-K dated March 25, 1994 and incorporated by reference herein)

4.05(j)(j)　　Supplemental Indenture to the aforesaid Mortgage and Deed of Trust dated February 10, 1994 (Filed as Exhibit 4 to the Company's Form 10-K dated March 25, 1994 and incorporated by reference herein)

4.05(k)(k)　　Supplemental Indenture to the aforesaid Mortgage and Deed of Trust dated February 11, 1994 (Filed as Exhibit 4 to the Company's Form 10-K dated March 25, 1994 and incorporated by reference herein)

4.05(l)(l)　　Supplemental Indenture to the aforesaid Mortgage and Deed of Trust dated March 10, 1995 (Filed as Exhibit 4.3 to Registration Statement No. 61379 dated July 28, 1995 and incorporated by reference herein)

4.05(m)(m)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust dated September 6, 1995 (Filed as Exhibit 4 to the Company's Form 10-K dated April 1, 1996 and incorporated by reference herein)
4.05(n)(n)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust dated September 7, 1995 (Filed as Exhibit 4 to the Company's Form 10-K dated April 1, 1996 and incorporated by reference herein)
4.05(o)(o)	Supplemental Indenture to the aforesaid Mortgage and Deed of Trust dated October 2, 1997 (Filed as Exhibit 4 to the Company's Form 10-K dated March 26, 1998 and incorporated by reference herein)
4.06	Form of Supplemental Indenture with respect to New First Mortgage Bonds
4.07	Form of Supplemental Indenture with respect to Collateral First Mortgage Bonds
4.08	Form of Indenture between the Company and The Bank of New York, Trustee, with respect to the Senior Notes
4.9	Form of Indenture between the Company and The Bank of New York, Trustee, with respect to the Company's Medium-Term Note Program (Filed as Exhibit 4 to the Company's Form 8-K dated June 21, 1990 and incorporated by reference herein)
4.10	Specimen of Certificate representing Preferred Stock*
4.11	Restated Articles of Incorporation and Articles of Restatement of the Company (Filed as Exhibit 3.1.1 to the Company's Form 10-K for the year ended December 31, 2002 and incorporated by reference herein)
4.12	By-Laws of the Company (Filed as Exhibit 3 to the Company's Form 10-Q for the quarter ended March 31, 2003 and incorporated by reference herein)
5.01	Opinion of Kirk Emge, Esq.
12.01	Statement of computation of ratios
23.01	Independent Accountants' Consent
23.02	Consent of Kirk Emge, Esq. (included in Exhibit 5.01)
23.03	Consent of Covington & Burling.
24.01	Power of Attorney.
25.01	Form T-1 Statement of Eligibility of The Bank of New York to act as Trustee under the Senior Note Indenture
25.02	Form T-1 Statement of Eligibility of The Bank of New York to act as Trustee under the Mortgage
25.03	Form T-1 Statement of Eligibility of The Bank of New York to act as Trustee under the Medium Term Note Indenture
	*To be filed as an exhibit to a subsequent Current report on Form 8-K

ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

   (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

   (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

   (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

   provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement;

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such officer, director or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Washington, District of Columbia, on the 17th day of June, 2003.

POTOMAC ELECTRIC POWER COMPANY

By: /s/ D.R. Wraase
_____
D.R. Wraase
Chief Executive Officer

Pursuant to the requirements of Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
JOHN M. DERRICK, JR.* John M. Derric k, Jr.	Chairman and Director	June 17, 2003
/s/ D.R. WRAASE D.R. Wraase	Chief Executive Officer and Director (principal executive officer)	June 17, 2003
ANDREW W. WILLIAMS* Andrew W. Williams	Senior Vice President, Chief Financial Officer and Director (principal financial officer)	June 17, 2003
JAMES P. LAVIN* James P. Lavin	Vice President and Controller (principal accounting officer)	June 17, 2003
T.S. SHAW* T.S.Shaw	Director	June 17, 2003
WILLIAM T. TORGERSON* William T. Torgerson	Director	June 17, 2003
WILLIAM J. SIM* William J. Sim	President, Chief Operating Officer and Director	June 17, 2003

*By: /s/ ELLEN SHERIFF ROGERS
      Ellen Sheriff Rogers
      Attorney-in-Fact